EXECUTED

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE PRE-EFFECTIVE AMENDMENT NO. 2 TO THE FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1 TO THE

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

New England Bancshares, Inc.
Exact Name of Registrant as Specified in Charter

0001166760
Registrant CIK Number

Exhibit 99.1 to the Form SB-2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(give period of report)

333-82856
SEC File Number, if available

____
Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Enfield, State of Connecticut, on April 9, 2002.

NEW ENGLAND BANCSHARES, INC.

By: ______________________________
David J. O'Connor
President, Chief Executive Officer
and Director

00204785.WPD

April 4, 2002

Board of Directors
New England Bancshares, Inc.
Enfield Federal Savings and Loan Association
660 Enfield Street
Enfield, Connecticut 06082

Dear Board Members:

This report represents FinPro, Inc.'s ("FinPro") updated independent appraisal of the estimated pro forma market value of the common stock (the "Common Stock") of New England Bancshares, Inc. (the "Company") in connection with the Plan of Reorganization (the "Reorganization") of Enfield Federal Savings and Loan Association, (the "Bank") from a federally chartered mutual savings and loan association into a mutual holding company structure. As part of the Reorganization, the Bank will become a wholly owned subsidiary of the Company and the Company will issue 45% of the outstanding common stock of the Company. Enfield Mutual Holding Company (the "MHC"), a federally chartered mutual holding company, will own 55% of the outstanding common stock of the Company.

This appraisal update is furnished pursuant to market pricing as of April 4, 2002 and the Bank's results for the nine months ended December 31, 2001. FinPro's original appraisal report dated February 15, 2002 included the Bank's results for the nine months ended December 31, 2001 and market pricing as of February 5, 2002. FinPro's original appraisal report is incorporated herein by reference.

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows: the Bank would reorganize into an MHC offering 45% of the stock to the public, the stock will be issued at $10 per share, the conversion expenses will be $462 thousand, there will be an 8% ESOP funded internally, amortized over 10 years straight-line, there will be a 4% MRP amortized over 5 years straight-line, a tax rate of 38.95%, and the net proceeds will be invested at the one year treasury rate of 2.28% pre-tax. The Company will capitalize the MHC with $50 thousand.

In preparing this appraisal update, FinPro reviewed its original appraisal, the Bank's SB-2 and the Bank's financial reports as of December 31, 2001 in light of recent developments in stock market conditions. FinPro reviewed other sources of public information that FinPro believes are reliable; however, FinPro cannot guarantee the accuracy and completeness of such information. FinPro's appraisal update is based upon the Bank's representation that the information contained in its prospectus and additional information furnished to us by same is truthful, accurate, and complete. FinPro did not independently verify the financial statements, and other information provided by the Bank, nor did FinPro independently value any of the Bank's assets or liabilities. This appraisal update considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

FinPro's valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock in the conversion. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to sell such shares at prices related to the foregoing estimate of the Bank's pro forma market value. FinPro, Inc. is not a seller of securities within the meaning of any federal or state securities laws, and any report prepared by FinPro, Inc. shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

FinPro's opinion is based upon circumstances as of the date hereof, including current conditions in the United States securities markets. Events occurring after the date hereof, including, but not limited to, changes affecting the United States securities markets and subsequent results of operations of the Bank could materially affect the assumptions used in preparing this opinion.

REASONS FOR THE UPDATE

On March 26, 2002, FinPro received comments on the original appraisal during a phone call from the Office of Thrift Supervision ("OTS") appraisal division. On March 27, 2002, FinPro provided its responses by facsimile, and followed with hard copy via FedEx. On March 28, 2002, the OTS appraisal division informed FinPro that, in their opinion, the estimated value range was too low and that the discount on a fully converted basis relative to Comparable Group was excessive at over 40% and that the Partner Trust Financial Group (Partners Trust") reorganization would be closing at the supermaximum of the estimated value range.

FinPro re-examined its original appraisal and updated it for events and changes that occurred since February 5, 2002. In doing so, the following primary changes were observed:

1. The Partners Trust reorganization closed at the supermaximum of the estimated value range with a price to book of 92.54% and a price to earnings of 28.60x. On the first day of trading, Partners Trust traded up from $10.00 per share to $14.20 per share.

2. The change in the market for thrifts, Connecticut thrifts and the Comparable Group would indicate a 5% increase in the estimated value range.

Based on these factors, FinPro has increased its estimated valuation range by 10.71%.

THRIFT EQUITY MARKET

Since February 5, 2002, (the date of the market prices in FinPro's updated appraisal) the market for thrift stocks, as measured by the SNL Thrift Index, increased 7.18%. The S&P 500 Index and the Dow Jones Industrial Average increased 3.33% and 5.68%, respectively. The index changes were as follows:

FIGURE 1 - PERIOD INDEX CHANGE

Index	2/5/2002	3/28/2002	$ Change	% Change
SNL Index	960.7	1,029.7	68.96	7.18%
S&P 500	1,090.0	1,126.3	36.32	3.33%
Dow Jones Industrial Average	9,685.4	10,235.2	549.74	5.68%

Source: SNL Securities and FinPro Calculations

STATE PRICE APPRECIATION

The median Connecticut fully converted thrift stock price has increased 4.21% since February 5, 2002.

FIGURE 2 – CONNECTICUT PRICE CHANGE

Ticker	Short Name	3/28/2002 Market Value ($M)	3/28/2002 Stock Price ($)	2/5/2002 Stock Price ($)	Dollar Change	Percentage Change
	Connecticut					
ANE	Alliance Bancorp of New England, Inc.	32.75	14.00	12.20	1.80	14.75%
AMFH	American Financial Holdings, Inc.	635.76	26.98	25.89	1.09	4.21%
SBMC	Connecticut Bancshares, Inc.	322.46	28.70	28.38	0.32	1.13%
NMIL	NewMil Bancorp, Inc.	82.33	18.75	16.18	2.57	15.88%
WBST	Webster Financial Corporation	1,806.69	36.96	32.59	4.37	13.41%
	State Average	576.00	25.08	23.05	2.03	8.81%
	State Median	322.46	26.98	25.89	1.09	4.21%

Source: SNL Securities and FinPro Calculations

As the following table indicates, the median Connecticut fully converted thrift's price to LTM core earnings per share increased 15.93%. The Connecticut fully converted thrift's median price to tangible book value increased 1.13%.

FIGURE 3 - STATE MULTIPLE CHANGES

Ticker	Short Name	3/28/2002 Core LTM EPS (x)	2/5/2002 Core LTM EPS (x)	Percentage Change (x)	3/28/2002 Book Value (%)	2/5/2002 Book Value (%)	Percentage Change (%)	3/28/2002 Tangible Bk Value (%)	2/5/2002 Tangible Bk Value (%)	Percentage Change (%)	3/28/2002 Assets (%)	2/5/2002 Assets (%)	Percentage Change (%)
	Connecticut												
ANE	Alliance Bancorp of New England, Inc.	9.27	8.84	4.86%	148.31	130.76	13.42%	148.46	131.04	13.29%	8.52	7.61	11.96%
AMFH	American Financial Holdings, Inc.	23.88	22.91	4.23%	140.81	135.13	4.20%	140.81	135.13	4.20%	29.26	28.08	4.20%
SBMC	Connecticut Bancshares, Inc.	18.52	18.31	1.15%	136.99	135.47	1.12%	159.27	157.49	1.13%	13.18	13.03	1.15%
NMIL	NewMil Bancorp, Inc.	15.50	13.37	15.93%	162.76	140.45	15.88%	199.47	172.13	15.88%	13.56	11.70	15.90%
WBST	Webster Financial Corporation	14.11	12.44	13.42%	180.47	159.13	13.41%	264.57	233.29	13.41%	15.32	13.51	13.40%
	State Average	16.26	15.17	7.13%	153.87	140.19	9.76%	182.52	165.82	10.07%	15.97	14.79	7.99%
	State Median	15.50	13.37	15.93%	148.31	135.47	9.48%	159.27	157.49	1.13%	13.56	13.03	4.07%

Source SNL Securities and FinPro Calculations

COMPARABLE GROUP PRICE APPRECIATION

Thirteen of the fourteen Comparable Group members experienced an increase in price. The median Comparable stock price increased 3.64% since February 5, 2002.

FIGURE 4 - COMPARABLE PRICE CHANGE

Ticker	Short Name	3/28/2002 Market Value ($M)	3/28/2002 Stock Price ($)	2/5/2002 Stock Price ($)	Dollar Change	Percentage Change
	Comparable Group					
ASBP	ASB Financial Corp.	16.15	10.54	10.50	0.04	0.38%
CBES	CBES Bancorp, Inc.	12.26	14.00	12.00	2.00	16.67%
CIBI	Community Investors Bancorp, Inc.	11.03	10.00	9.45	0.55	5.82%
FFDF	FFD Financial Corporation	14.84	12.00	12.06	(0.06)	-0.50%
GCFC	Grand Central Financial Corp.	19.27	11.06	10.20	0.86	8.43%
PEDE	Great Pee Dee Bancorp, Inc.	21.73	12.24	12.01	0.23	1.92%
HFFB	Harrodsburg First Financial Bancorp, Inc.	16.35	12.17	11.32	0.85	7.51%
HLFC	Home Loan Financial Corporation	18.29	10.99	10.98	0.01	0.09%
HSTD	Homestead Bancorp, Inc.	9.36	10.00	9.35	0.65	6.95%
LXMO	Lexington B&L Financial Corp.	9.96	13.01	13.00	0.01	0.08%
LOGN	Logansport Financial Corp.	17.42	17.42	16.25	1.17	7.20%
NBSI	North Bancshares, Inc.	14.26	12.25	12.00	0.25	2.08%
PSFC	Peoples-Sidney Financial Corporation	16.37	11.10	11.00	0.10	0.91%
SOBI	Sobieski Bancorp, Inc.	9.42	14.03	13.45	0.58	4.28%
	Comparable Average	14.77	12.20	11.68	0.52	4.42%
	Comparable Median	15.50	12.09	11.66	0.43	3.64%

Source: SNL Securities and FinPro Calculations

The Comparable Group's median price to LTM core earnings per share increased by 1.44%, however, the median price to tangible book value decreased by 0.08%.

FIGURE 5 - COMPARABLE MULTIPLE CHANGES

		Price Multiple Changes											
Ticker	Short Name	3/28/2002 Core LTM EPS (x)	2/5/2002 Core LTM EPS (x)	Percentage Change (x)	3/28/2002 Book Value (%)	2/5/2002 Book Value (%)	Percentage Change (%)	3/28/2002 Tangible Bk Value (%)	2/5/2002 Tangible Bk Value (%)	Percentage Change (%)	3/28/2002 Assets (%)	2/5/2002 Assets (%)	Percentage Change (%)
	Comparable Group												
ASBP	ASB Financial Corp.	14.44	14.38	0.42%	107.77	107.36	0.38%	107.77	107.36	0.38%	11.65	11.60	0.43%
CBES	CBES Bancorp, Inc.	NM	NM	NA	84.24	72.20	16.68%	84.24	72.20	16.68%	9.63	8.25	16.73%
CIBI	Community Investors Bancorp, Inc.	9.62	9.36	2.78%	93.20	90.69	2.77%	93.20	90.69	2.77%	9.92	9.38	5.76%
FFDF	FFD Financial Corporation	12.12	12.83	-5.53%	90.91	93.42	-2.69%	90.91	93.42	-2.69%	11.01	11.76	-6.38%
GCFC	Grand Central Financial Corp.	25.14	23.72	5.99%	106.14	97.98	8.33%	106.14	97.98	8.33%	15.94	13.62	17.03%
PEDE	Great Pee Dee Bancorp, Inc.	18.83	21.07	-10.63%	85.42	84.46	1.14%	91.41	90.57	0.93%	17.59	17.52	0.40%
HFFB	Harrodsburg First Financial Bancorp, Inc.	25.35	21.77	16.44%	67.27	62.89	6.96%	68.37	63.92	6.96%	11.44	11.14	2.69%
HLFC	Home Loan Financial Corporation	11.82	12.34	-4.21%	92.43	93.29	-0.92%	92.43	93.29	-0.92%	14.25	14.61	-2.46%
HSTD	Homestead Bancorp, Inc.	18.18	18.33	-0.82%	76.39	71.21	7.27%	76.39	71.21	7.27%	7.71	7.31	5.47%
LXMO	Lexington B&L Financial Corp.	17.58	17.33	1.44%	68.62	68.71	-0.13%	72.56	72.67	-0.15%	7.01	7.91	-11.38%
LOGN	Logansport Financial Corp.	13.72	12.80	7.19%	103.57	96.61	7.20%	103.57	96.61	7.20%	13.05	12.18	7.14%
NBSI	North Bancshares, Inc.	29.88	29.27	2.08%	105.06	102.92	2.08%	105.06	102.92	2.08%	10.40	10.18	2.16%
PSFC	Peoples-Sidney Financial Corporation	23.62	23.40	0.94%	96.52	96.15	0.38%	96.52	96.15	0.38%	11.98	12.02	-0.33%
SOBI	Sobieski Bancorp, Inc.	13.89	15.11	-8.07%	69.99	67.96	2.99%	69.99	67.96	2.99%	6.93	6.86	1.02%
	Comparable Average	18.01	17.82	1.07%	89.11	86.13	3.46%	89.90	86.93	3.42%	11.32	11.02	2.70%
	Comparable Median	17.58	17.33	1.44%	91.67	91.99	-0.35%	91.92	91.99	-0.08%	11.23	11.37	-1.28%

Source: SNL Securities and FinPro Calculations

PARTNERS TRUST REORGANIZATION

The Partners Trust reorganization closed at the supermaximum of the estimated value range with a price to book of 92.54% and a price to earnings of 28.60x. On the first day of trading, Partners Trust traded up from $10.00 per share to $14.20 per share.

In discussion with the Trident Securities, it was discussed that a portion of the first day appreciation could be attributable to index fund purchases, as Partners Trust will be included in the Russell 2000 Index.

In arriving at our valuation of the Bank's common stock, we analyzed the pricing of the Partners Trust reorganization and its stock appreciation. We noted that Partners Trust is substantially larger than the Bank, will enjoy liquid trading on a major exchange and analyst coverage and has superior earnings. FinPro believes that the Bank should be priced at a sizable discount to Partners Trust for these reasons.

As discussed in our original appraisal and response letter dated March 27, 2002, there is a correlation between the size of an institution and its price to tangible book value multiple. The following table illustrates that the largest segment (greater than $125 million in market value) trades at more than twice the price to tangible book multiple of the smallest segment (less than $15 million in market value).

FIGURE 6 – TRADING MULTIPLES BY SIZE

Current	Current Price in Relation to						
Market Value ($M)	Earnings (x)	.TM EPS (x)	Price/ TM Core EPS (x)	Price/ Core (x)	3ook Value (%)	Tangible 3ook Value (%)	Assets (%)
<15	12.09	13.91	16.11	12.50	84.24	85.42	7.95
>=15 - <25	13.40	14.25	14.39	13.40	96.52	98.10	10.04
>=25 - <50	11.34	12.33	13.40	11.65	107.36	109.39	9.23
>=50 - <125	11.49	13.00	13.06	12.20	111.69	116.78	11.33
> 125	12.48	14.07	14.11	12.99	171.42	189.88	14.00
National Standard Conversion:	12.31	13.81	13.98	12.71	109.41	114.54	10.95

Source: SNL Securities and FinPro Calculations

In our March 27, 2002 letter, FinPro implied that it would be reasonable to expect that Partners Trust would eventually trade in-line with other similar sized MHCs in the 160% to 200% of book range. Furthermore, it would be reasonable to expect that the Bank would eventually trade in-line with other similar size pink sheet MHCs in the 110% to 125% of book range.

Even with this knowledge, the Bank at the updated estimated value range will have similar pricing to Partners Trust. The aftermarket performance of the Bank, however, is not expected to enjoy the same aftermarket performance, as it appears that Partners was priced low based on its size and its earnings capacity.

Valuation Determination

As in our initial appraisal, FinPro has analyzed the pro forma price to core earnings, pro forma price to tangible book and pro forma price to book ratios in combination with one another in determining an appropriate pro forma estimated market value for the Bank.

Based on the factors discussed in this appraisal, it is FinPro's opinion that the estimated valuation range should be increased as of April 4, 2002. The increase in the estimated valuation range at the midpoint equates to a 10.71% increase in the number of shares issued. The change in the multiples at the midpoint are as follows:

Figure 7 – Comparison of Pro Forma Fully Converted Multiples to the Comparable Group

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) Full Conversion	25.00	25.00	56.40%	56.40%	10.68%
Comparable Group Median	15.67	17.58	91.67%	91.92%	11.23%
(Discount) Premium	59.54%	42.21%	-38.47%	-38.64%	-4.90%

As of April 4, 2002, FinPro believes that the valuation range, on a **fully converted basis without a foundation**, of $15,500,000 at the midpoint, $13,175,000 at the minimum and $17,825,000 at the maximum ($20,498,750 at the adjusted maximum) is appropriate.

MHC Offering Data

The Bank pricing at the midpoint for a MHC Conversion assuming an issuance of 45.00%, is estimated to be $6,975,000. Based upon a range below and above the midpoint value, the relative values are $5,928,750 at the minimum and $8,021,250 at the maximum, respectively. At the supermaximum of the range the offering value would be $9,224,440.

Figure 8 - Value Range Offering Data

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $13,175,000 at 45%	**592,875**	**$10**	$5,928,750
Appraised Value - $15,500,000 at 45%	**697,500**	**$10**	$6,975,000
Appraised Value - $17,825,000 at 45%	**802,125**	**$10**	$8,021,250
Appraised Value - $20,498,750 at 45%	**922,444**	**$10**	$9,224,440

Source: FinPro Computations

Figure 9 - Updated Pricing Multiples to the Comparable Group

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$13,175,000	23.81						
Price-Core Earnings Ratio P/E	$15,500,000	27.78	20.37	20.45	35.36	35.36	31.36	27.54
	$17,825,000	31.25						
	$20,498,750	35.71						
	$13,175,000	69.30%						
Price-to-Book Ratio P/B	$15,500,000	77.76%	119.42%	115.73%	162.83%	162.83%	172.78%	163.66%
	$17,825,000	85.47%						
	$20,498,750	93.55%						
	$13,175,000	69.30%						
Price-to-Tangible Book Ratio P/TB	$15,500,000	77.76%	123.54%	120.06%	185.81%	185.81%	184.75%	175.73%
	$17,825,000	85.47%						
	$20,498,750	93.55%						
	$13,175,000	9.64%						
Price-to-Assets Ratio P/A	$15,500,000	11.26%	13.87%	11.13%	12.80%	12.80%	21.92%	19.98%
	$17,825,000	12.87%						
	$20,498,750	14.68%						

Source: FinPro Computations

Figure 10 - Comparison of Pro Forma MHC Multiples to Pink Sheet MHCs

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) MHC	27.78	27.78	77.76%	77.76%	11.26%
Comparable MHC Trading Median	18.38	20.45	115.73%	120.06%	11.13%
(Discount) Premium	51.14%	35.84%	-32.81%	-35.23%	1.17%

Source: FinPro Computations

VALUATION CONCLUSION

It is, therefore, our opinion that as of April 4, 2002, the estimated pro-forma market value of the Bank in a full offering was $15,500,000 at the midpoint of a range with a minimum of $13,175,000 to a maximum of $17,825,000 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or supermaximum value in a full offering is $20,498,750.

Using the pro forma market values for a full offering shown above, the amount of stock publicly offered as part of the MHC reorganization issuing 45.00% will equal 592,875 shares, 697,500 shares, 802,125 shares and 922,444 shares at the minimum, midpoint, maximum and supermaximum, respectively.

Respectfully Submitted,

/s/ FinPro, Inc.

FinPro, Inc.

Exhibit 1
Change in Pricing Multiples
Pricing Data as of April 4, 2002 and February 5, 2002

Ticker	Short Name	3/28/2002 Market Value ($M)	3/28/2002 Stock Price ($)	2/5/2002 Stock Price ($)	Dollar Change	Percentage Change	Price Multiple Changes: 3/28/2002 Core LTM EPS (x)	2/5/2002 Core LTM EPS (x)	Percentage Change (x)	3/28/2002 Book Value (%)	2/5/2002 Book Value (%)	Percentage Change (%)	3/28/2002 Tangible Bk Value (%)	2/5/2002 Tangible Bk Value (%)	Percentage Change (%)	3/28/2002 Assets (%)	2/5/2002 Assets (%)	Percentage Change (%)
	Comparable Group																	
ASBP	ASB Financial Corp.	16.15	10.54	10.50	0.04	0.38%	14.44	14.38	0.42%	107.77	107.36	0.38%	107.77	107.36	0.38%	11.65	11.60	0.43%
CBES	CBES Bancorp, Inc.	12.26	14.00	12.00	2.00	16.67%	NM	NM	NA	84.24	72.20	16.68%	84.24	72.20	16.68%	9.63	8.25	16.73%
CIBI	Community Investors Bancorp, Inc	11.03	10.00	9.45	0.55	5.82%	9.62	9.36	2.78%	93.20	90.69	2.77%	93.20	90.69	2.77%	9.92	9.38	5.76%
FFDF	FFD Financial Corporatior	14.84	12.00	12.06	(0.06)	-0.50%	12.12	12.83	-5.53%	90.91	93.42	-2.69%	90.91	93.42	-2.69%	11.01	11.76	-6.38%
GCFC	Grand Central Financial Corp	19.27	11.06	10.20	0.86	8.43%	25.14	23.72	5.99%	106.14	97.98	8.33%	106.14	97.98	8.33%	15.94	13.62	17.03%
PEDE	Great Pee Dee Bancorp, Inc.	21.73	12.24	12.01	0.23	1.92%	18.83	21.07	-10.63%	85.42	84.46	1.14%	91.41	90.57	0.93%	17.59	17.52	0.40%
HFFB	Harrodsburg First Financial Bancorp, Inc	16.35	12.17	11.32	0.85	7.51%	25.35	21.77	16.44%	67.27	62.89	6.96%	68.37	63.92	6.96%	11.44	11.14	2.69%
HLFC	Home Loan Financial Corporatior	18.29	10.99	10.98	0.01	0.09%	11.82	12.34	-4.21%	92.43	93.29	-0.92%	92.43	93.29	-0.92%	14.25	14.61	-2.46%
HSTD	Homestead Bancorp, Inc	9.36	10.00	9.35	0.65	6.95%	18.18	18.33	-0.82%	76.39	71.21	7.27%	76.39	71.21	7.27%	7.71	7.31	5.47%
LXMO	Lexington B&L Financial Corp	9.96	13.01	13.00	0.01	0.08%	17.58	17.33	1.44%	68.62	68.71	-0.13%	72.56	72.67	-0.15%	7.01	7.91	-11.38%
LOGN	Logansport Financial Corp	17.42	17.42	16.25	1.17	7.20%	13.72	12.80	7.19%	103.57	96.61	7.20%	103.57	96.61	7.20%	13.05	12.18	7.14%
NBSI	North Bancshares, Inc.	14.26	12.25	12.00	0.25	2.08%	29.88	29.27	2.08%	105.06	102.92	2.08%	105.06	102.92	2.08%	10.40	10.18	2.16%
PSFC	Peoples-Sidney Financial Corporatior	16.37	11.10	11.00	0.10	0.91%	23.62	23.40	0.94%	96.52	96.15	0.38%	96.52	96.15	0.38%	11.98	12.02	-0.33%
SOBI	Sobieski Bancorp, Inc.	9.42	14.03	13.45	0.58	4.28%	13.89	15.11	-8.07%	69.99	67.96	2.99%	69.99	67.96	2.99%	6.93	6.86	1.02%
	Comparable Average	14.77	12.20	11.68	0.52	4.42%	18.01	17.82	1.07%	89.11	86.13	3.46%	89.90	86.93	3.42%	11.32	11.02	2.70%
	Comparable Median	15.50	12.09	11.66	0.43	3.64%	17.58	17.33	1.44%	91.67	91.99	-0.35%	91.92	91.99	-0.08%	11.23	11.37	-1.28%

Ticker	Short Name	3/28/2002 Market Value ($M)	3/28/2002 Stock Price ($)	2/5/2002 Stock Price ($)	Dollar Change	Percentage Change	3/28/2002 Core LTM EPS (x)	2/5/2002 Core LTM EPS (x)	Percentage Change (x)	3/28/2002 Book Value (%)	2/5/2002 Book Value (%)	Percentage Change (%)	3/28/2002 Tangible Bk Value (%)	2/5/2002 Tangible Bk Value (%)	Percentage Change (%)	3/28/2002 Assets (%)	2/5/2002 Assets (%)	Percentage Change (%)
	Connecticut																	
ANE	Alliance Bancorp of New England, Inc	32.75	14.00	12.20	1.80	14.75%	9.27	8.84	4.86%	148.31	130.76	13.42%	148.46	131.04	13.29%	8.52	7.61	11.96%
AMFH	American Financial Holdings, Inc	635.76	26.98	25.89	1.09	4.21%	23.88	22.91	4.23%	140.81	135.13	4.20%	140.81	135.13	4.20%	29.26	28.08	4.20%
SBMC	Connecticut Bancshares, Inc	322.46	28.70	28.38	0.32	1.13%	18.52	18.31	1.15%	136.99	135.47	1.12%	159.27	157.49	1.13%	13.18	13.03	1.15%
NMIL	NewMil Bancorp, Inc.	82.33	18.75	16.18	2.57	15.88%	15.50	13.37	15.93%	162.76	140.45	15.88%	199.47	172.13	15.88%	13.56	11.70	15.90%
WBST	Webster Financial Corporation	1,806.69	36.96	32.59	4.37	13.41%	14.11	12.44	13.42%	180.47	159.13	13.41%	264.57	233.29	13.41%	15.32	13.51	13.40%
	State Average	576.00	25.08	23.05	2.03	8.81%	16.26	15.17	7.13%	153.87	140.19	9.76%	182.52	165.82	10.07%	15.97	14.79	7.99%
	State Median	322.46	26.98	25.89	1.09	4.21%	15.50	13.37	15.93%	148.31	135.47	9.48%	159.27	157.49	1.13%	13.56	13.03	4.07%

Exhibit 2
Industry Multiples
Pricing Data as of April 4, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
AABC	Access Anytime Bancorp, Inc.	9.0000	13.15	3.69	8.82	8.82	3.69	97.40	113.07	7.49	0.00	0.00
ABBK	Abington Bancorp, Inc.	17.0500	54.29	NM	17.95	12.27	19.38	135.75	144.00	6.90	2.35	42.11
ABCW	Anchor BanCorp Wisconsin Inc.	20.6700	514.81	13.97	14.76	15.20	13.97	197.80	214.20	14.35	1.60	22.50
AFBC	Advance Financial Bancorp	16.2000	15.10	8.44	9.82	11.49	8.44	87.43	87.43	7.58	2.96	25.45
AMFC	AMB Financial Corp.	10.7500	9.26	6.89	9.86	11.44	7.26	78.99	78.99	6.53	2.23	22.02
AMFH	American Financial Holdings, Inc.	26.9800	635.76	19.27	20.29	23.88	23.26	140.81	140.81	29.26	2.67	49.62
ANA	Acadiana Bancshares, Inc.	24.3000	28.76	11.05	12.15	11.97	11.05	107.28	107.28	9.12	2.47	30.00
ANE	Alliance Bancorp of New England, Inc.	14.0000	32.75	16.67	11.29	9.27	7.45	148.31	148.46	8.52	2.14	24.19
ASBI	Ameriana Bancorp	15.0000	47.20	9.62	12.40	14.42	15.63	110.05	114.16	9.23	4.27	56.60
ASBP	ASB Financial Corp.	10.5400	16.15	13.18	13.87	14.44	13.18	107.77	107.77	11.65	4.55	61.84
ASFC	Astoria Financial Corporation	30.4100	2,756.15	12.46	12.94	12.78	12.46	184.98	211.18	12.18	2.24	25.96
BBX	BankAtlantic Bancorp, Inc.	12.0000	639.70	15.79	18.46	18.18	15.79	160.00	176.21	14.97	0.97	17.28
BFD	BostonFed Bancorp, Inc.	25.0000	111.27	11.57	12.20	13.23	13.30	116.88	144.34	7.56	2.40	28.29
BFFC	Big Foot Financial Corporation	17.4100	26.27	29.02	24.18	42.46	25.60	93.40	93.40	11.54	1.38	31.94
BFSB	Bedford Bancshares, Inc.	14.1000	28.80	11.02	11.95	11.95	11.02	123.58	123.58	12.91	3.40	37.29
BHL	Berkshire Hills Bancorp, Inc.	22.7000	145.85	20.27	16.81	20.45	113.50	104.70	113.33	14.14	2.11	31.85
BKUNA	BankUnited Financial Corporation	14.9400	369.58	14.37	16.06	17.79	15.56	125.34	138.46	6.78	0.00	0.00
BRBI	Blue River Bancshares, Inc.	4.9500	7.67	NM	NM	NM	NM	60.96	75.57	6.10	0.00	NM
BYFC	Broadway Financial Corporation	12.8000	11.65	29.09	17.07	17.07	29.09	82.79	82.79	6.51	1.56	26.67
BYS	Bay State Bancorp, Inc.	42.2000	69.47	12.13	14.65	14.60	12.27	121.89	121.89	13.18	1.71	20.83
CAFI	Camco Financial Corporation	13.5000	107.68	10.23	11.34	10.47	10.23	113.16	116.78	9.77	3.70	40.34
CASH	First Midwest Financial, Inc.	13.5000	33.21	18.75	18.75	18.24	18.75	77.05	83.64	6.03	3.85	72.22
CAVB	Cavalry Bancorp, Inc.	12.9950	92.00	NM	41.92	23.21	29.53	188.61	188.61	21.25	1.54	64.52
CBES	CBES Bancorp, Inc.	14.0000	12.26	NM	NM	NM	NM	84.24	84.24	9.63	2.29	NM
CBSA	Coastal Bancorp, Inc.	33.8300	197.84	12.08	10.67	10.67	12.44	157.06	188.78	7.60	1.42	14.51
CEBK	Central Bancorp, Inc.	28.0000	46.14	12.28	17.83	19.72	12.50	118.80	126.30	10.68	1.43	25.48
CF	Charter One Financial, Inc.	31.9000	6,995.88	13.52	14.43	16.88	17.34	244.44	277.63	18.75	2.51	34.05
CFB	Commercial Federal Corporation	26.7000	1,227.52	12.59	13.83	17.45	11.13	167.08	225.89	9.51	1.20	16.06
CFCP	Coastal Financial Corporation	9.5000	100.86	10.33	10.80	10.44	9.90	175.28	175.28	13.15	2.11	21.97
CFFC	Community Financial Corporation	11.1300	25.08	9.28	9.85	9.85	9.28	95.37	95.62	9.77	2.88	28.32
CFSB	Citizens First Financial Corp.	17.5500	26.23	15.13	13.40	13.40	15.13	85.99	85.99	7.81	1.60	17.56
CFSL	Chesterfield Financial Corp.	17.4900	73.00	19.88	NA	NA	19.88	95.52	NA	20.11	0.00	NA
CIBI	Community Investors Bancorp, Inc.	10.0000	11.03	8.62	9.43	9.62	9.26	93.20	93.20	9.92	3.00	27.36
CITZ	CFS Bancorp, Inc.	14.2000	193.49	29.58	18.44	21.85	29.58	112.97	112.97	12.06	2.82	46.75
CKFB	CKF Bancorp, Inc.	18.3100	12.69	10.17	11.10	11.10	10.17	91.69	100.16	9.12	3.82	40.61
CNY	Carver Bancorp, Inc.	11.5000	26.41	4.17	10.09	22.12	9.27	80.36	81.44	5.88	0.00	4.39
COOP	Cooperative Bankshares, Inc.	12.5000	35.44	11.16	12.25	12.63	11.16	105.40	105.40	7.74	1.60	19.61
CRZY	Crazy Woman Creek Bancorp Incorporated	15.5000	12.52	43.06	67.39	64.58	43.06	90.64	92.48	17.36	3.10	208.70
CTZN	Citizens First Bancorp, Inc.	19.1200	173.04	14.48	21.01	NA	14.48	115.53	115.53	18.77	1.67	8.79
DCOM	Dime Community Bancshares, Inc.	30.7500	530.75	13.98	16.62	16.80	13.98	216.85	284.72	19.02	1.95	28.65
DFBS	DutchFork Bancshares, Inc.	23.4000	28.98	10.09	8.83	22.08	20.89	89.01	89.01	11.92	0.00	0.00
DSL	Downey Financial Corp.	48.9500	1,381.03	8.80	11.52	11.60	8.87	188.20	189.00	12.44	0.74	8.47
EBSI	Eagle Bancshares, Inc.	25.6600	146.55	20.69	82.77	51.32	21.38	173.85	173.85	12.68	NA	51.61
EFBC	Empire Federal Bancorp, Inc.	15.0000	22.61	17.86	17.86	18.29	17.86	77.88	77.88	15.22	3.07	55.49
EFC	EFC Bancorp, Inc.	14.1000	65.00	9.53	13.06	13.06	9.53	94.63	94.63	9.64	3.69	46.30
EQSB	Equitable Bank	27.4500	36.04	9.80	13.66	13.66	9.80	128.57	128.57	7.65	0.00	0.00
ESBF	ESB Financial Corporation	11.9180	87.16	11.46	11.57	11.68	12.41	109.14	121.36	6.91	3.36	37.21
ESBK	Elmira Savings Bank, FSB	26.8900	23.68	8.73	10.42	10.93	10.34	119.09	123.92	8.47	2.68	25.93
EVRT	EverTrust Financial Group, Inc.	18.6000	98.56	18.60	21.63	20.9	18.6	105.03	105.03	15.30	2.37	47.67
FAB	FIRSTFED AMERICA BANCORP, INC.	24.6500	200.06	9.06	11.63	11.85	9.06	118.40	119.49	9.03	2.27	22.64
FBBC	First Bell Bancorp, Inc.	15.6800	74.61	8.71	10.32	10.67	8.71	112.89	112.89	8.72	3.06	31.58
FBC	Flagstar Bancorp, Inc.	24.3900	466.82	4.65	6.45	6.45	4.65	160.46	160.46	6.96	1.15	7.23
FBCI	Fidelity Bancorp, Inc.	19.5000	60.08	7.99	10.37	10.77	8.13	122.64	122.64	8.88	1.78	17.02
FBEI	First Bancorp of Indiana, Inc.	13.8500	24.88	15.74	19.79	18.22	15.74	78.83	84.97	13.58	2.17	31.43
FBNW	FirstBank NW Corp.	18.0900	24.59	10.05	11.17	11.75	10.05	88.85	88.85	8.84	2.65	25.93
FBSI	First Bancshares, Inc.	13.6500	23.74	14.22	13.93	13.93	14.22	93.69	96.13	9.80	1.17	16.33
FBTC	First BancTrust Corporation	15.1100	22.03	9.94	NA	NA	10.49	81.06	81.06	12.01	1.32	NA
FCB	Falmouth Bancorp, Inc.	22.5000	20.60	11.25	14.06	14.71	11.48	121.10	121.10	14.02	2.13	28.13
FDTR	Federal Trust Corporation	4.0500	22.25	10.13	16.20	17.61	12.66	118.08	118.08	7.11	0.00	0.00

Exhibit 2
Industry Multiples
Pricing Data as of April 4, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
FED	FirstFed Financial Corp.	26.5100	457.54	9.08	9.30	9.30	9.08	140.41	146.14	9.68	0.00	0.00
FESX	First Essex Bancorp, Inc.	29.6000	224.90	13.70	13.58	13.58	13.70	178.10	205.56	14.00	2.97	37.61
FFBH	First Federal Bancshares of Arkansas, Inc.	23.4600	70.79	10.66	13.41	12.89	10.66	100.73	100.73	10.52	2.05	25.14
FFBI	First Federal Bancshares, Inc.	16.6000	34.99	29.64	18.24	19.76	34.58	80.08	80.08	14.45	1.93	31.87
FFBZ	First Federal Bancorp, Inc.	8.2500	26.08	9.82	10.44	10.19	9.82	133.06	133.06	11.37	2.42	22.78
FFCH	First Financial Holdings, Inc.	27.4500	367.86	14.01	15.51	15.60	14.01	228.94	245.09	15.86	2.48	35.88
FFDB	FirstFed Bancorp, Inc.	6.8500	15.88	17.13	13.98	13.98	17.13	85.73	90.61	8.69	4.09	77.55
FFDF	FFD Financial Corporation	12.0000	14.84	10.71	11.65	12.12	12.50	90.91	90.91	11.01	3.17	35.44
FFED	Fidelity Federal Bancorp	2.7000	15.14	67.5	67.5	NM	67.5	135.68	146.74	10.12	0.00	0
FFHH	FSF Financial Corp.	19.5500	44.61	7.29	10.18	10.18	7.29	99.34	113.93	8.07	5.12	36.46
FFHS	First Franklin Corporation	12.0000	19.37	15.79	16.90	17.39	15.79	87.27	87.27	6.92	2.50	42.25
FFIC	Flushing Financial Corporation	16.9700	226.66	13.69	14.50	14.50	13.69	171.59	176.77	15.39	2.12	26.21
FFKY	First Federal Financial Corporation of Kentucky	20.5000	77.05	9.67	11.52	11.52	9.67	135.31	160.03	12.62	3.51	40.45
FFLC	FFLC Bancorp, Inc.	25.5000	91.10	12.75	14.74	14.74	12.75	141.82	141.82	11.04	2.20	30.06
FFSL	First Independence Corporation	16.0000	15.26	3.85	7.27	10.60	11.43	103.36	103.36	9.92	3.13	20.45
FFWC	FFW Corporation	14.6400	20.14	11.44	9.96	9.96	11.44	91.04	95.94	8.81	3.83	36.73
FGHC	First Georgia Holding, Inc.	3.6100	27.87	22.56	16.41	16.41	22.56	139.38	142.69	11.57	2.77	40.91
FKAN	First Kansas Financial Corporation	13.7000	12.64	24.46	21.41	19.03	24.46	81.69	81.94	9.21	1.46	31.25
FKFS	First Keystone Financial, Inc.	16.2000	33.27	12.66	13.50	13.61	12.27	109.39	109.39	6.58	2.22	27.50
FKKY	Frankfort First Bancorp, Inc.	18.7800	23.40	16.77	15.92	15.92	16.77	128.89	128.89	16.04	5.96	91.53
FMCO	FMS Financial Corporation	11.4900	77.20	11.49	14.19	14.36	11.97	147.88	147.88	7.99	1.04	14.81
FMSB	First Mutual Bancshares, Inc.	14.0000	66.23	10.00	9.66	10.61	10.61	127.27	127.27	9.75	2.00	15.17
FNFI	First Niles Financial, Inc.	14.5000	21.98	21.32	25.44	32.95	27.88	122.36	122.36	22.87	3.59	80.70
FPFC	First Place Financial Corp.	16.9000	245.08	12.43	14.32	13.85	12.43	129.90	146.07	14.92	2.96	42.37
FSBI	Fidelity Bancorp, Inc.	19.2700	38.25	10.25	10.89	11.61	10.95	108.93	114.91	6.82	2.49	23.73
FSFF	First SecurityFed Financial, Inc.	19.9000	82.36	9.95	11.92	13.36	12.13	105.12	105.29	20.23	2.61	33.99
FTFC	First Federal Capital Corp.	18.6000	372.62	9.49	12.32	12.32	9.49	195.38	224.37	13.83	2.58	31.13
GAF	GA Financial, Inc.	17.2800	93.53	17.28	17.28	17.28	25.41	96.43	96.81	10.82	4.17	72.00
GAFC	Greater Atlantic Financial Corp.	6.5000	19.55	18.06	130.00	NM	20.31	91.04	96.87	4.84	0.00	0.00
GCFC	Grand Central Financial Corp.	11.0600	19.27	138.25	29.11	25.14	138.25	106.14	106.14	15.94	3.25	81.58
GDW	Golden West Financial Corporation	63.9000	9,923.06	11.09	12.60	12.94	11.66	231.94	231.94	16.96	0.45	5.13
GPT	GreenPoint Financial Corporation	45.1000	4,489.31	NM	NM	10.32	8.88	245.24	322.14	22.29	2.22	NM
GSB	Golden State Bancorp Inc.	31.5100	4,277.67	10.37	11.06	11.71	10.37	176.33	234.97	7.57	1.27	14.04
GSLA	GS Financial Corp.	15.0100	24.77	13.40	14.43	19.00	13.40	70.50	70.50	13.24	2.40	34.62
GTPS	Great American Bancorp, Inc.	21.5500	18.44	14.97	17.24	17.24	14.97	100.70	100.70	11.10	2.04	35.20
GUPB	GFSB Bancorp, Inc.	14.9900	17.24	8.72	9.43	9.55	8.92	109.42	109.42	8.64	2.67	23.27
HARL	Harleysville Savings Financial Corporation	20.2500	46.79	11.51	11.38	11.71	11.51	129.48	129.48	7.88	2.57	27.53
HCBB	HCB Bancshares, Inc.	14.4600	27.32	25.82	27.28	27.28	25.82	84.36	84.81	9.05	1.94	47.17
HCBC	High Country Bancorp, Inc.	17.5000	15.98	8.10	10.23	10.23	8.10	102.82	102.82	9.36	2.86	29.24
HCFC	Home City Financial Corporation	12.3000	9.65	17.08	12.68	19.52	76.88	82.66	85.42	6.67	3.58	45.36
HFBA	HFB Financial Corporation	14.0000	18.16	10.94	12.17	13.21	11.29	86.53	87.39	8.07	2.86	33.04
HFBC	HopFed Bancorp, Inc.	11.0500	40.13	11.05	22.55	13.99	11.51	92.08	92.08	14.05	3.98	89.80
HFFB	Harrodsburg First Financial Bancorp, Inc.	12.1700	16.35	33.81	25.35	25.35	33.81	67.27	68.37	11.44	4.93	125.00
HFFC	HF Financial Corp.	12.2500	41.05	11.78	10.84	12.13	11.78	83.11	92.52	6.10	3.59	38.05
HIFS	Hingham Institution for Savings	28.0000	57.48	10.94	11.38	11.57	10.94	170.94	170.94	14.84	2.29	30.89
HLFC	Home Loan Financial Corporation	10.9900	18.29	10.99	11.69	11.82	10.99	92.43	92.43	14.25	4.37	46.81
HMLK	Hemlock Federal Financial Corp.	24.3000	24.62	11.46	11.52	12.72	12.93	117.90	127.03	8.53	2.47	25.59
HMNF	HMN Financial, Inc.	16.0500	70.83	28.66	11.72	10.84	19.11	97.81	104.29	9.81	3.49	37.96
HRBT	Hudson River Bancorp, Inc.	23.2400	353.84	16.60	18.59	18.30	16.60	140.25	170.63	18.46	1.72	25.6
HRZB	Horizon Financial Corp.	12.7500	109.94	10.28	11.92	12.14	10.28	110.49	111.16	14.75	3.76	43.39
HTHR	Hawthorne Financial Corporation	28.9500	155.16	10.05	12.98	12.59	9.65	180.94	180.94	8.36	0.00	0.00
HWEN	Home Financial Bancorp	3.9800	5.40	8.29	10.76	11.37	9.05	88.05	88.05	7.95	3.02	29.73
ICBC	Independence Community Bank Corp.	28.4800	1,662.45	14.24	18.03	18.26	14.83	188.86	242.18	21.80	1.54	22.15
IFSB	Independence Federal Savings Bank	10.8200	13.88	14.24	51.52	54.10	15.03	59.85	62.62	5.36	2.77	142.86
IPSW	Ipswich Bancshares, Inc.	20.3322	39.15	14.12	14.84	14.63	12.40	259.01	259.01	12.19	2.36	36.50
ITLA	ITLA Capital Corporation	25.0500	146.76	8.46	9.21	9.21	8.46	106.41	106.46	9.73	0.00	0.00
KFBI	Klamath First Bancorp, Inc.	13.1300	89.66	25.25	13.00	26.80	25.25	76.16	127.85	6.14	3.96	51.49
KNK	Kankakee Bancorp, Inc.	38.5500	47.87	13.57	14.71	16.00	13.20	113.85	127.56	9.56	1.25	18.32
KYF	Kentucky First Bancorp, Inc.	13.1700	12.19	13.17	15.14	15.14	13.17	97.34	97.34	15.49	4.86	68.97

Exhibit 2
Industry Multiples
Pricing Data as of April 4, 2002

				Current Price in Relation to								
Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
LARL	Laurel Capital Group, Inc.	20.4990	39.75	13.85	12.73	12.97	14.64	149.08	149.08	15.58	3.51	43.48
LFCO	Life Financial Corporation	3.0100	4.01	NM	NM	NM	NM	52.53	52.53	1.65	0.00	NM
LNCB	Lincoln Bancorp	17.3000	88.00	19.66	20.60	20.60	19.66	103.41	106.33	18.10	2.31	44.05
LOGN	Logansport Financial Corp.	17.4200	17.42	13.61	13.72	13.72	13.61	103.57	103.57	13.05	2.76	37.80
LSBI	LSB Financial Corp.	17.2490	23.78	11.06	10.85	10.85	11.06	98.28	98.28	8.47	2.55	25.16
LSBX	LSB Corporation	12.9000	56.50	14.66	17.43	17.67	15.36	104.45	104.45	12.89	3.41	54.05
LXMO	Lexington B&L Financial Corp.	13.0100	9.96	10.84	15.67	17.58	10.84	68.62	72.56	7.01	2.31	36.14
MAFB	MAF Bancorp, Inc.	34.6000	798.71	11.23	13.52	13.62	11.23	182.39	240.78	14.21	1.73	17.97
MASB	MASSBANK Corp.	47.0000	148.82	13.99	13.99	19.03	19.26	128.73	129.98	15.23	2.81	37.50
MBBC	Monterey Bay Bancorp, Inc.	17.0000	58.75	12.88	15.18	14.53	12.88	117.16	120.82	10.93	0.00	0.00
MDBK	Medford Bancorp, Inc.	25.0600	194.35	14.57	14.57	16.17	14.92	173.67	176.11	13.72	2.39	31.40
METF	Metropolitan Financial Corp.	3.1000	25.22	NM	NM	NM	NM	55.36	58.60	1.57	0.00	NM
MFBC	MFB Corp.	21.9700	29.44	8.32	10.27	10.17	8.32	84.08	84.08	7.13	1.91	18.69
MFLR	Mayflower Co-operative Bank	14.2000	19.20	14.79	15.43	14.34	14.79	132.09	133.21	10.89	4.23	65.22
MFSF	MutualFirst Financial, Inc.	18.0500	114.21	13.67	15.56	15.56	14.10	110.13	111.21	15.69	1.99	27.59
MSBF	MSB Financial, Inc.	12.4000	15.49	7.56	9.25	9.25	7.56	98.10	98.10	16.95	3.23	28.36
MTXC	Matrix Bancorp, Inc.	11.1500	72.68	4.22	8.58	10.05	12.12	101.92	101.92	4.41	0.00	0.00
MYST	Mystic Financial, Inc.	16.5000	24.89	15.87	25.00	16.67	15.87	97.17	97.17	8.62	1.94	48.48
NASB	NASB Financial, Inc.	21.9500	184.64	9.00	10.21	11.86	8.85	187.61	189.88	18.79	2.73	23.26
NBN	Northeast Bancorp	14.3000	36.87	9.17	10.29	10.51	9.41	114.04	117.02	8.41	1.75	17.99
NBSI	North Bancshares, Inc.	12.2500	14.26	30.63	29.17	29.88	30.63	105.06	105.06	10.40	3.59	104.76
NEIB	Northeast Indiana Bancorp, Inc.	14.0000	21.46	9.72	11.20	11.20	9.72	82.60	82.60	9.11	3.43	36.00
NEP	Northeast Pennsylvania Financial Corp.	16.3000	72.00	14.55	15.98	17.34	14.55	97.43	116.51	9.51	2.70	37.25
NHTB	New Hampshire Thrift Bancshares, Inc.	16.0500	31.40	9.12	10.09	10.29	9.12	107.36	184.91	6.29	3.99	40.25
NMIL	NewMil Bancorp, Inc.	18.7500	82.33	15.63	15.50	15.50	15.63	162.76	199.47	13.56	2.67	36.36
NTBK	NetBank, Inc.	15.2800	443.43	38.20	69.45	NM	NM	173.64	194.16	15.40	0.00	0.00
NYCB	New York Community Bancorp, Inc.	27.8000	2,831.30	16.16	20.75	21.38	16.95	276.62	NM	30.76	2.30	40.13
OCFC	OceanFirst Financial Corp.	29.9700	294.43	14.14	16.20	15.14	11.18	201.41	203.88	16.76	3.20	45.41
OCN	Ocwen Financial Corporation	5.8750	394.52	NM	41.96	NM	NM	80.04	81.94	11.71	0.00	0.00
OTFC	Oregon Trail Financial Corp.	18.6500	55.58	11.66	13.81	13.13	10.36	102.47	102.64	13.92	2.14	27.41
PBCI	Pamrapo Bancorp, Inc.	27.8000	71.65	10.69	14.33	14.33	10.69	150.76	150.76	13.28	5.40	74.23
PBNC	PFS Bancorp, Inc.	14.1000	21.87	NA	NA	NA	NA	NA	NA	NA	0.00	NA
PCBI	Peoples Community Bancorp, Inc.	20.0500	49.80	20.89	17.74	NM	22.78	125.71	135.38	10.96	0.00	0
PEDE	Great Pee Dee Bancorp, Inc.	12.2400	21.73	14.57	18.83	18.83	14.57	85.42	91.41	17.59	4.08	63.63
PFB	PFF Bancorp, Inc.	32.0600	423.93	11.13	12.62	12.47	11.29	147.95	148.63	14.25	1.00	10.24
PFDC	Peoples Bancorp	16.0500	56.00	10.03	11.55	11.63	10.03	95.99	101.52	11.42	3.74	41.73
PFED	Park Bancorp, Inc.	18.7000	22.92	17.31	14.84	17.16	17.31	84.39	84.39	9.46	2.57	38.10
PFNC	Progress Financial Corporation	9.4500	63.86	23.63	94.50	NM	78.75	103.73	108.00	6.36	NA	120.00
PFSB	PennFed Financial Services, Inc.	24.3800	181.67	13.25	14.34	14.34	13.25	152.38	160.82	10.10	0.98	11.76
PHFC	Pittsburgh Financial Corp.	14.0600	19.81	35.15	45.35	42.61	35.15	92.87	93.55	4.75	2.56	116.13
PORT	Port Financial Corp.	30.1800	174.32	10.48	17.65	21.87	16.77	134.67	134.67	15.39	1.33	14.04
PRBC	Prestige Bancorp, Inc.	13.5515	14.36	NM	NM	NM	NM	122.09	122.09	7.37	0.00	0.00
PROV	Provident Financial Holdings, Inc.	32.2500	120.22	11.52	11.90	11.99	11.86	119.53	119.58	11.29	0.00	0.00
PSFC	Peoples-Sidney Financial Corporation	11.1000	16.37	23.13	21.76	23.62	23.13	96.52	96.52	11.98	3.24	64.71
PVFC	PVF Capital Corp.	11.0000	60.04	8.09	8.59	8.59	8.09	113.29	113.29	8.26	2.69	21.80
PVSA	Parkvale Financial Corporation	25.6000	145.09	10.85	10.58	11.23	12.80	146.62	146.96	10.29	2.81	29.75
QCBC	Quaker City Bancorp, Inc.	32.2500	169.11	8.40	9.40	9.40	8.40	144.81	145.53	12.03	0.00	0.00
RIVR	River Valley Bancorp	23.8000	19.28	8.38	9.75	9.83	8.50	107.16	107.35	10.05	2.52	20.49
RSLN	Roslyn Bancorp, Inc.	20.8900	1,779.51	14.51	16.32	15.95	14.11	319.91	320.40	20.83	2.39	35.94
SBMC	Connecticut Bancshares, Inc.	28.7000	322.46	15.27	24.12	18.52	15.94	136.99	159.27	13.18	1.81	35.29
SCFS	Seacoast Financial Services Corporation	19.2300	467.66	12.33	14.68	15.14	13.74	152.98	173.56	13.97	2.08	25.95
SFBI	Security Financial Bancorp, Inc.	19.5000	36.43	81.25	33.05	27.46	27.08	101.04	101.04	18.82	0.00	0
SFFC	StateFed Financial Corporation	10.3900	13.29	7.87	18.89	18.89	7.87	91.70	91.70	13.53	3.85	72.73
SIB	Staten Island Bancorp, Inc.	20.3900	1,261.63	13.78	17.73	17.73	13.78	230.66	256.16	21.26	1.96	27.83
SMBC	Southern Missouri Bancorp, Inc.	16.9400	20.45	9.41	11.93	11.93	9.41	87.77	103.17	8.06	2.95	35.21
SOBI	Sobieski Bancorp, Inc.	14.0250	9.42	12.09	12.64	13.89	12.09	69.99	69.99	6.93	2.28	28.83
SOV	Sovereign Bancorp, Inc.	14.2400	3,527.55	12.71	31.64	14.10	12.71	160.00	410.37	10.13	0.70	22.22
SRN	Southern Banc Company, Inc. (The)	11.5000	11.57	19.17	19.17	20.18	20.54	65.75	65.90	11.24	3.04	58.33
SSFC	South Street Financial Corp.	6.8500	21.32	14.27	19.57	19.57	14.27	89.19	89.19	10.04	5.84	114.29

Exhibit 2
Industry Multiples
Pricing Data as of April 4, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
STFR	St. Francis Capital Corporation	24.1000	221.32	9.72	11.81	12.11	9.72	142.52	155.18	10.06	2.49	22.06
STSA	Sterling Financial Corporation	21.4900	227.20	12.21	13.52	15.03	17.33	136.79	187.20	7.46	0.00	0.00
SUFI	Superior Financial Corp.	17.0000	145.77	15.74	12.69	12.50	11.81	119.63	219.07	9.04	2.35	0.00
SZB	SouthFirst Bancshares, Inc.	11.0500	9.01	25.11	NM	NM	25.11	65.50	68.17	6.40	5.43	NM
THRD	TF Financial Corporation	23.5000	63.88	9.63	10.93	13.06	15.88	99.96	109.61	8.98	2.55	26.98
TRYF	Troy Financial Corporation	26.3100	270.12	20.55	23.28	23.49	20.55	162.81	200.69	24.40	1.74	33.71
TSBK	Timberland Bancorp, Inc.	15.2900	68.19	9.10	11.33	11.76	9.1	95.68	95.68	17.93	2.88	31.11
TSH	Teche Holding Co.	24.0000	56.83	9.68	11.65	11.76	9.68	109.09	109.09	11.37	2.08	24.27
UCBC	Union Community Bancorp	14.6985	39.60	14.7	15.81	15.81	14.7	91.47	91.47	21.68	2.99	64.52
UCFC	United Community Financial Corp.	8.0000	285.34	11.76	16.67	16.33	11.76	108.99	121.03	14.67	3.75	62.50
UFBS	Union Financial Bancshares, Incorporated	11.2500	21.69	13.39	16.54	17.58	13.39	88.79	118.55	7.30	3.56	73.53
UPFC	United PanAm Financial Corp.	5.8600	91.25	11.27	12.74	12.21	11.27	120.58	120.58	13.23	0.00	0.00
UTBI	United Tennessee Bankshares, Inc.	9.7490	13.07	9.03	11.89	14.34	11.61	94.19	101.24	12.81	0.00	44.12
WBST	Webster Financial Corporation	36.9600	1,806.69	12.49	13.79	14.11	13.20	180.47	264.57	15.32	1.84	25.00
WEFC	Wells Financial Corp.	20.0500	23.85	5.17	7.19	7.19	5.17	99.11	99.11	10.14	3.59	22.94
WES	Westcorp	22.6500	885.56	15.73	14.07	14.16	16.65	150.00	150.10	8.05	2.12	27.33
WFI	Winton Financial Corporation	9.9000	44.05	8.84	10.65	11.65	10.31	117.16	117.86	9.08	3.74	36.56
WFSL	Washington Federal, Inc.	24.5500	1,557.28	11.16	12.65	12.85	11.37	177.00	184.45	22.27	3.58	44.52
WHGB	WHG Bancshares Corporation	14.0800	18.09	44.00	44.00	44.00	44.00	106.83	107.15	11.04	2.56	112.50
WM	Washington Mutual, Inc.	34.6300	33,638.69	8.93	9.65	13.96	29.85	210.52	252.41	12.47	2.89	24.98
WOFC	Western Ohio Financial Corporation	20.5000	36.14	18.30	18.98	19.34	20.50	85.49	85.49	11.04	4.88	94.34
WRNB	Warren Bancorp, Inc.	11.9000	87.97	13.52	12.66	12.93	13.52	206.96	206.96	18.95	3.87	47.87
WRO	Woronoco Bancorp Inc.	19.7000	73.22	12.01	17.28	17.13	11.19	105.40	108.36	11.02	2.23	27.85
WSB	Washington Savings Bank, FSB	7.1200	32.54	6.36	9.62	11.87	10.47	108.04	108.04	11.52	1.69	12.50
WSBI	Warwick Community Bancorp, Inc.	24.0000	119.68	14.29	19.35	18.32	14.29	148.61	154.44	14.85	1.67	31.05
WSFS	WSFS Financial Corporation	18.9000	172.87	13.9	10.74	9.22	8.59	172.92	174.52	9.04	0.85	9.09
WVFC	WVS Financial Corp.	16.0000	43.63	10.00	9.04	9.04	10.00	146.52	146.52	10.72	4.00	36.16
YFCB	Yonkers Financial Corporation	28.9000	67.16	NM	23.50	16.06	14.17	161.09	161.09	11.61	1.38	30.89
	All Fully Converted Average		479.86	15.11	17.42	15.88	16.42	123.17	132.02	11.69	2.30	35.28
	All Fully Converted Median		47.87	12.31	13.81	13.98	12.71	109.41	114.54	10.95	2.37	30.48
	All Mutual Holding Companies											
BKMU	Bank Mutual Corporation (MHC)	17.1500	382.62	16.49	18.24	18.24	16.49	126.01	156.34	13.18	1.87	29.79
BCSB	BCSB Bankcorp, Inc. (MHC)	10.2500	60.14	128.13	NM	NA	128.13	142.16	142.16	14.62	4.88	NM
BRKL	Brookline Bancorp, Inc. (MHC)	17.3000	463.54	21.63	24.37	27.46	22.76	162.29	162.29	42.11	3.70	64.79
CFFN	Capitol Federal Financial (MHC)	23.0500	1,717.23	20.58	22.60	22.60	20.58	174.09	174.09	19.75	3.12	60.78
CHFN	Charter Financial Corp. (MHC)	24.1800	479.31	NM	NA	NA	NA	175.73	175.73	50.70	0.00	NA
FNFG	First Niagara Financial Group, Inc. (MHC)	17.2000	446.24	18.70	20.24	19.77	17.20	163.65	237.24	15.46	2.33	42.35
GBNK	Gaston Federal Bancorp, Inc. (MHC)	16.1000	67.77	80.50	38.33	33.54	36.59	162.79	184.00	15.12	1.99	71.43
GOV	Gouverneur Bancorp Inc. (MHC)	8.3500	19.01	23.19	22.57	24.56	23.19	112.99	112.99	22.80	2.40	43.24
ALLB	Greater Delaware Valley Savings Bank (MHC)	25.4000	87.41	63.50	37.35	37.35	63.50	252.23	252.23	23.18	1.42	52.31
GCBC	Greene County Bancorp Inc. (MHC)	17.1000	34.29	22.50	28.03	28.03	22.50	131.54	131.54	17.38	3.27	60.66
HCBK	Hudson City Bancorp, Inc. (MHC)	32.2600	3,178.96	19.67	23.90	23.90	19.67	234.79	234.79	27.99	1.86	34.81
JXSB	Jacksonville Savings Bank (MHC)	11.2200	21.42	16.50	NM	11.81	35.06	111.75	134.53	8.88	2.67	NM
LFED	Leeds Federal Bankshares, Inc. (MHC)	31.8900	144.72	79.73	60.17	60.17	79.73	279.74	279.74	34.43	1.88	113.21
LIBB	Liberty Bancorp, Inc. (MHC)	17.5700	57.40	33.79	50.20	65.07	54.91	185.93	185.93	16.99	0.68	44.44
NWSB	Northwest Bancorp, Inc. (MHC)	12.0000	569.89	18.75	18.75	20.34	18.75	194.81	256.96	13.83	2.00	31.25
ONFC	Oneida Financial Corp. (MHC)	24.3000	81.61	21.70	26.41	27.61	24.30	173.82	194.24	23.22	3.13	58.70
PRTR	Partners Trust Financial Group, Inc. (MHC)	14.0200	89.69	NA	NM	NA	NA	NA	NA	NA	0.00	NM
PBHC	Pathfinder Bancorp, Inc. (MHC)	12.8500	33.39	16.06	20.73	29.88	24.71	148.73	166.24	13.68	2.18	41.94
PBCT	People's Bank (MHC)	24.7500	1,523.09	51.56	20.12	35.36	30.94	162.83	185.81	12.80	5.49	108.94
PBCP	Provident Bancorp, Inc. (MHC)	26.8000	215.54	20.94	25.52	26.80	21.61	206.79	206.79	24.10	1.49	24.76
PLSK	Pulaski Bancorp, Inc. (MHC)	32.6000	62.62	35.43	61.51	50.15	40.75	247.16	247.16	26.42	1.23	71.70
ROME	Rome Bancorp, Inc. (MHC)	20.6000	60.13	21.46	26.75	27.11	22.39	167.07	167.07	24.55	1.75	36.36
SKBO	Skibo Financial Corp. (MHC)	12.8800	40.45	64.40	58.55	58.55	64.40	163.66	163.66	26.19	3.73	400
SFFS	Sound Federal Bancorp (MHC)	15.1000	71.99	12.18	15.10	15.10	12.18	119.84	156.15	12.18	1.85	28.00

Exhibit 2
Industry Multiples
Pricing Data as of April 4, 2002

				Current Price in Relation to								
Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
WAYN	Wayne Savings Bancshares, Inc. (MHC)	20.9000	53.69	27.50	31.67	31.67	27.50	208.37	210.69	16.16	3.25	101.52
WCFB	Webster City Federal Bancorp (MHC)	16.5000	30.87	22.92	26.19	26.19	22.92	144.61	144.61	30.16	6.06	134.92
WEBK	West Essex Bancorp, Inc.(MHC)	19.5000	95.96	32.50	30.95	31.45	32.50	188.41	202.07	25.88	2.87	77.78
WFD	Westfield Financial Inc. (MHC)	14.7800	156.37	NM	NA	NA	NA	123.17	123.17	19.98	0.00	NA
	All MHC's Averag	19.164	365.91	35.61	30.79	31.36	35.33	172.78	184.75	21.92	2.396	75.38
	All MHC's Mediar	17.250	84.51	22.50	26.19	27.54	24.30	163.66	175.73	19.98	2.090	58.70

Exhibit 2
Industry Multiples
Pricing Data as of April 4, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Second Step Conversions											
CMSB	Commonwealth Bancorp, Inc.	24.7900	251.22	15.49	19.37	16.64	15.49	171.44	205.73	14.38	2.74	43.75
FFFL	Fidelity Bankshares, Inc.	18.0700	285.17	18.82	NA	NA	18.82	160.62	162.65	13.34	2.21	NA
FLBC	Finger Lakes Bancorp, Inc.	11.7200	37.20	14.65	19.86	23.92	16.28	106.64	106.64	11.41	2.05	40.68
FCAP	First Capital, Inc.	15.5000	39.30	11.74	12.40	12.60	12.50	117.96	118.41	14.27	3.35	37.70
FDEF	First Defiance Financial Corp.	17.0000	116.87	5.67	8.29	8.25	5.67	104.94	119.13	10.29	3.06	23.90
FFSX	First Federal Bankshares, Inc.	12.4000	53.03	11.48	18.24	32.63	11.48	74.03	100.65	8.11	2.58	47.06
FSLA	First Sentinel Bancorp, Inc.	13.1400	397.36	14.93	16.02	16.22	14.93	176.61	180.74	19.01	2.28	36.59
FFBK	FloridaFirst Bancorp, Inc.	18.1000	99.32	18.10	18.10	18.10	18.10	104.93	104.93	15.18	1.33	20.00
GFED	Guaranty Federal Bancshares, Inc.	14.3477	57.99	14.95	16.68	18.39	17.08	107.88	107.96	14.20	3.48	56.98
HARB	Harbor Florida Bancshares, Inc.	19.3200	467.73	16.10	18.40	18.58	16.10	207.07	210.23	25.08	2.33	38.10
HFWA	Heritage Financial Corporation	13.7700	102.93	12.29	16.01	16.39	12.29	132.15	144.34	17.02	3.34	47.67
HSTD	Homestead Bancorp, Inc.	10.0000	9.36	15.63	17.86	18.18	16.67	76.39	76.39	7.71	2.40	42.86
JXVL	Jacksonville Bancorp, Inc.	23.7500	43.15	8.86	10.46	10.51	8.86	118.99	118.99	11.08	2.11	22.03
FFFD	North Central Bancshares, Inc.	23.8400	39.89	8.64	9.89	9.89	8.64	112.88	130.99	10.68	3.02	24.90
PHSB	PHSB Financial Corp.	13.4000	46.86	NM	NA	NA	NA	88.68	88.68	14.86	2.39	NA
PFSL	Pocahontas Bancorp, Inc.	9.8500	44.02	10.71	24.02	12.79	11.73	98.11	147.23	9.13	2.84	64.63
PULB	Pulaski Financial Corp.	19.8000	55.44	12.07	15.23	16.36	11.79	178.70	178.70	17.36	1.52	22.31
RVSB	Riverview Bancorp, Inc.	13.2500	59.29	11.04	13.38	15.77	11.04	110.69	112.29	15.01	3.32	43.43
THTL	Thistle Group Holdings, Co.	12.4600	82.46	62.3	21.86	31.95	155.75	96.37	105.86	11.43	2.57	52.63
WYPT	Waypoint Financial Corp.	16.9500	642.98	15.69	16.46	17.30	16.3	136.47	140.43	12.36	2.36	33.01
WGBCD	Willow Grove Bancorp, Inc.	10.9500	123.36	NA	NA	NA	NA	NA	NA	NA	2.08	NA
	All Second Steps Average	15.829	145.47	15.75	16.25	17.47	21.03	124.08	133.05	13.60	2.541	38.79
	All Second Steps Median	14.348	59.29	14.65	16.57	16.52	14.93	111.79	119.06	13.77	2.400	39.39
	Connecticut											
ANE	Alliance Bancorp of New England, Inc.	14.0000	32.75	16.67	11.29	9.27	7.45	148.31	148.46	8.52	2.14	24.19
AMFH	American Financial Holdings, Inc.	26.9800	635.76	19.27	20.29	23.88	23.26	140.81	140.81	29.26	2.67	49.62
SBMC	Connecticut Bancshares, Inc.	28.7000	322.46	15.27	24.12	18.52	15.94	136.99	159.27	13.18	1.81	35.29
NMIL	NewMil Bancorp, Inc.	18.7500	82.33	15.63	15.50	15.50	15.63	162.76	199.47	13.56	2.67	36.36
WBST	Webster Financial Corporation	36.9600	1,806.69	12.49	13.79	14.11	13.20	180.47	264.57	15.32	1.84	25.00
	Connecticut Fully Converted Average		576.00	15.87	17.00	16.26	15.10	153.87	182.52	15.97	2.226	34.09
	Connecticut Fully Converted Median		322.46	15.63	15.50	15.50	15.63	148.31	159.27	13.56	2.140	35.29
	Connecticut MHC's											
PBCT	People's Bank (MHC)	24.7500	1,523.09	51.56	20.12	35.36	30.94	162.83	185.81	12.80	5.49	108.94
	Connecticut MHC's Average		1,523.09	51.56	20.12	35.36	30.94	162.83	185.81	12.80	5.49	108.94
	Connecticut MHC's Median		1,523.09	51.56	20.12	35.36	30.94	162.83	185.81	12.80	5.49	108.94
	Connecticut Second Steps											
	None											
	Connecticut Second Steps Average		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Connecticut Second Steps Median		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Comparable Group											
ASBP	ASB Financial Corp.	10.5400	16.15	13.18	13.87	14.44	13.18	107.77	107.77	11.65	4.55	61.84
CBES	CBES Bancorp, Inc.	14.0000	12.26	NM	NM	NM	NM	84.24	84.24	9.63	2.29	NM
CIBI	Community Investors Bancorp, Inc.	10.0000	11.03	8.62	9.43	9.62	9.26	93.20	93.20	9.92	3.00	27.36
FFDF	FFD Financial Corporation	12.0000	14.84	10.71	11.65	12.12	12.50	90.91	90.91	11.01	3.17	35.44

Exhibit 2
Industry Multiples
Pricing Data as of April 4, 2002

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Core (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
GCFC	Grand Central Financial Corp.	11.0600	19.27	138.25	29.11	25.14	138.25	106.14	106.14	15.94	3.25	81.58
PEDE	Great Pee Dee Bancorp, Inc.	12.2400	21.73	14.57	18.83	18.83	14.57	85.42	91.41	17.59	4.08	63.63
HFFB	Harrodsburg First Financial Bancorp, Inc.	12.1700	16.35	33.81	25.35	25.35	33.81	67.27	68.37	11.44	4.93	125
HLFC	Home Loan Financial Corporation	10.9900	18.29	10.99	11.69	11.82	10.99	92.43	92.43	14.25	4.37	46.81
HSTD	Homestead Bancorp, Inc.	10.0000	9.36	15.63	17.86	18.18	16.67	76.39	76.39	7.71	2.40	42.86
LXMO	Lexington B&L Financial Corp.	13.0100	9.96	10.84	15.67	17.58	10.84	68.62	72.56	7.01	2.31	36.14
LOGN	Logansport Financial Corp.	17.4200	17.42	13.61	13.72	13.72	13.61	103.57	103.57	13.05	2.76	37.80
NBSI	North Bancshares, Inc.	12.2500	14.26	30.63	29.17	29.88	30.63	105.06	105.06	10.40	3.59	104.76
PSFC	Peoples-Sidney Financial Corporation	11.1000	16.37	23.13	21.76	23.62	23.13	96.52	96.52	11.98	3.24	64.71
SOBI	Sobieski Bancorp, Inc.	14.0250	9.42	12.09	12.64	13.89	12.09	69.99	69.99	6.93	2.28	28.83
	Comparable Average		14.77	25.85	17.75	18.01	26.12	89.11	89.90	11.32	3.301	58.21
	Comparable Median		15.50	13.61	15.67	17.58	13.61	91.67	91.92	11.23	3.205	46.81
	All Fully Converted Average		479.86	15.11	17.42	15.88	16.42	123.17	132.02	11.69	2.301	35.28
	All Fully Converted Median		47.87	12.31	13.81	13.98	12.71	109.41	114.54	10.95	2.370	30.48
	All Second Steps Average		145.47	15.75	16.25	17.47	21.03	124.08	133.05	13.60	2.541	38.79
	All Second Steps Median		59.29	14.65	16.57	16.52	14.93	111.79	119.06	13.77	2.400	39.39
	All MHC's Average		365.91	35.61	30.79	31.36	35.33	172.78	184.75	21.92	2.396	75.38
	All MHC's Median		84.51	22.50	26.19	27.54	24.30	163.66	175.73	19.98	2.090	58.70
	Connecticut Fully Converted Average		576.00	15.87	17.00	16.26	15.10	153.87	182.52	15.97	2.226	34.09
	Connecticut Fully Converted Median		322.46	15.63	15.50	15.50	15.63	148.31	159.27	13.56	2.140	35.29
	Connecticut MHC's Average		1,523.09	51.56	20.12	35.36	30.94	162.83	185.81	12.80	5.490	108.94
	Connecticut MHC's Median		1,523.09	51.56	20.12	35.36	30.94	162.83	185.81	12.80	5.490	108.94
	Connecticut Second Steps Average		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Connecticut Second Steps Median		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA

Enfield Federal S&L
Pro Forma Analysis Sheet - Twelve Months Ended
December 31, 2001
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	21.74						
Price-Core Earnings Ratio P/E	Mid	25.00	18.01	17.58	16.26	15.50	15.88	13.98
	Max	28.57						
	Smax	32.26						
	Min	51.79%						
Price-to-Book Ratio P/B	Mid	56.40%	89.11%	91.67%	153.87%	148.31%	123.17%	109.41%
	Max	60.35%						
	Smax	64.31%						
	Min	51.79%						
Price-to-Tangible Book Ratio P/TB	Mid	56.40%	89.90%	91.92%	182.52%	159.27%	132.02%	114.54%
	Max	60.35%						
	Smax	64.31%						
	Min	9.20%						
Price-to-Assets Ratio P/A	Mid	10.68%	11.32%	11.23%	15.97%	13.56%	11.69%	10.95%
	Max	12.11%						
	Smax	13.70%						

Valuation Parameters

Prior Twelve Mos. Earning Base	Y			
Period Ended December 31, 2001		$	527	(1)
Pre-Conversion Book Value	B			
As of December 31, 2001		$	14,310	
Pre-Conversion Assets	A			
As of December 31, 2001		$	132,010	
Return on Money	R		1.39%	(2)
Conversion Expenses		$	462	
	X		2.98%	(3)
Proceeds Not Invested		$	1,860	(4)
Estimated ESOP Borrowings		$	1,240	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	124	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		10	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	620	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	124	
Foundation Amount		$	-	(7)
Foundation Amount	F		0.00%	0.00%
Foundation Opportunity Cost		$	-	
Tax Benefit	Z	$	-	(8)
Tax Rate	TAX		38.95%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	15,500	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended December 31, 2001.
(2) Net Return assumes a reinvestment rate of 2.28 percent (the 1 year Treasury at December 31, 2001), and a tax rate of 39%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 10 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $15,500,000

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $15,500,000

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $15,500,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	1,550,000	$ 10	$ 15,500,000
Range:			
- Minimum	1,317,500	$ 10	13,175,000
- Maximum	1,782,500	10	17,825,000
- Super Maximum	2,049,875	10	20,498,750

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	1,317,500	1,550,000	1,782,500	2,049,875
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 13,175,000	$ 15,500,000	$ 17,825,000	$ 20,498,750
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	1,317,500	1,550,000	1,782,500	2,049,875
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 13,175,000	$ 15,500,000	$ 17,825,000	$ 20,498,750
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of December 31, 2001
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		1,317,500	1,550,000	1,782,500	2,049,875
Conversion Shares Offered		1,317,500	1,550,000	1,782,500	2,049,875
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 13,175	$ 15,500	$ 17,825	$ 20,499
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		13,175	15,500	17,825	20,499
Gross Proceeds		13,175	15,500	17,825	20,499
Less: Est. Conversion Expenses		462	462	462	462
Cash issued to foundation		-	-	-	-
Net Proceeds		$ 12,713	$ 15,038	$ 17,363	$ 20,037
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 12,713	$ 15,038	$ 17,363	$ 20,037
Less: ESOP Adjustment	(3)	1,054	1,240	1,426	1,640
Less: MRP Adjustment	(3)	527	620	713	820
Net Proceeds Reinvested		$ 11,132	$ 13,178	$ 15,224	$ 17,577
Estimated Incremental Rate of Return		1.39%	1.39%	1.39%	1.39%
Estimated Incremental Return		$ 155	$ 183	$ 212	$ 244
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	64	76	87	100
Less: MRP Adjustment	(7)	64	76	87	100
Pro-forma Net Income		27	31	38	44
Earnings Before Conversion		527	527	527	527
Earnings Excluding Adjustment		554	558	565	571
Earnings Adjustment	(6)	-	-	-	-
Earnings After Conversion		$ 554	$ 558	$ 565	$ 571

Pro Forma Effect of Conversion Proceeds
As of December 31, 2001
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro-forma Net Worth					
Net Worth at December 31, 2001		$ 14,310	$ 14,310	$ 14,310	$ 14,310
Net Conversion Proceeds		12,713	15,038	17,363	20,037
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(1,054)	(1,240)	(1,426)	(1,640)
Less: MRP Adjustment	(2)	(527)	(620)	(713)	(820)
Pro-forma Net Worth		$ 25,442	$ 27,488	$ 29,534	$ 31,887
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$ 25,442	$ 27,488	$ 29,534	$ 31,887
Less: Intangible	(5)	-	-	-	-
Pro-forma Tangible Net Worth		$ 25,442	$ 27,488	$ 29,534	$ 31,887
Pro-forma Assets					
Total Assets at December 31, 2001		$ 132,010	$ 132,010	$ 132,010	$ 132,010
Net Conversion Proceeds		12,713	15,038	17,363	20,037
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(1,054)	(1,240)	(1,426)	(1,640)
Less: MRP Adjustment	(2)	(527)	(620)	(713)	(820)
Pro-forma Assets Excluding Adjustment		143,142	145,188	147,234	149,587
Plus: Adjustment	(6)	-	-	-	-
Pro-forma Total Assets		$ 143,142	$ 145,188	$ 147,234	$ 149,587
Stockholder's Equity Per Share					
Net Worth at December 31, 2001		$ 10.86	$ 9.23	$ 8.03	$ 6.98
Estimated Net Proceeds		9.65	9.70	9.74	9.77
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro-forma Net Worth Per Share		19.31	17.73	16.57	15.55
Less: Intangible		-	-	-	-
Pro-forma Tangible Net Worth Per Share		$ 19.31	$ 17.73	$ 16.57	$ 15.55

Pro Forma Effect of Conversion Proceeds
As of December 31, 2001
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share					
Historical Earnings Per Share	(8)	$ 0.43	$ 0.37	$ 0.32	$ 0.28
Incremental return Per Share	(8)	0.13	0.13	0.13	0.13
ESOP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
MRP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share		-	-	-	-
Pro Forma Earnings Per Share	(8)	$ 0.46	$ 0.40	$ 0.35	$ 0.31
Shares Utilized					
Shares Utilized		1,224	1,438	1,654	1,902
Pro-forma Ratios					
Price/EPS without Adjustment		21.74	25.00	28.57	32.26
Price/EPS with Adjustment		21.74	25.00	28.57	32.26
Price/Book Value per Share		51.79%	56.40%	60.35%	64.31%
Price/Tangible Book Value		51.79%	56.40%	60.35%	64.31%
Market Value/Assets		9.20%	10.68%	12.11%	13.70%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 10 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 10 and 5 years respectively, and tax impacted at 39%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.

Expense Calculations					
Total Shares Offered		1,318	1,550	1,783	2,050
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 13,175	$ 15,500	$ 17,825	$ 20,499
Estimated Insider Purchases		-	-	-	-
ESOP Purchases		(1,054)	(1,240)	(1,426)	(1,640)
Proceeds to Base Fee On		$ 12,121	$ 14,260	$ 16,399	$ 18,859
Underwriters Percentage		0.00%	0.00%	0.00%	0.00%
Underwriters Fee		$ -	$ -	$ -	$ -
Advisory Fee		-	-	-	-
Total Underwriters Fee		-	-	-	-
All Other Expenses		462	462	462	462
Total Expense		$ 462	$ 462	$ 462	$ 462
Shares Calculations					
Shares Outstanding (used for BV/Sh)		1,318	1,550	1,783	2,050
Less: New ESOP Adjustment		105	124	143	164
Less: Old ESOP Adjustment	(1)	0	0	0	0
Plus: New SOP 93-6 ESOP Shares	(2)	11	12	14	16
Plus: Old SOP 93-6 ESOP Shares	(2)	0	0	0	0
Shares for all EPS Calculations		1,224	1,438	1,654	1,902
Actual number of shares for EPS		1,222,640	1,438,400	1,654,160	1,902,284
Actual foundation shares		0	0	0	0

Post Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum
Shares Issued and Exchanged	1,317,500	1,550,000	1,782,500	2,049,875
Price per Share	$ 10	$ 10	$ 10	$ 10
Shares Issued to Foundation	-	-	-	-
Total Shares	1,317,500	1,550,000	1,782,500	2,049,875
Exchange Shares	-	-	-	-
Conversion Shares	1,317,500	1,550,000	1,782,500	2,049,875
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$ 13,175,000	$ 15,500,000	$ 17,825,000	$ 20,498,750
Exchange Value	$ -	$ -	$ -	$ -

MRP Dilution					
Shares Outstanding		1,317,500	1,550,000	1,782,500	2,049,875
Less: New ESOP Adjustment		105,400	124,000	142,600	163,990
Less: Old ESOP Adjustment		0	0	0	0
Plus: New MRP issued	(1)	52,700	62,000	71,300	81,995
Plus: New SOP 93-6 ESOP Shares	(2)	10,540	12,400	14,260	16,399
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		1,275,340	1,500,400	1,725,460	1,984,279
EPS		$ 0.44	$ 0.38	$ 0.33	$ 0.29
BV/Share		$ 18.57	$ 17.05	$ 15.93	$ 14.96
Voting Dilution		4.24%	4.34%	4.35%	4.33%

Option Dilution					
Shares Outstanding		1,317,500	1,550,000	1,782,500	2,049,875
Less: New ESOP Adjustment		105,400	124,000	142,600	163,990
Less: Old ESOP Adjustment		0	0	0	0
Plus: Options	(1)	131,750	155,000	178,250	204,988
Plus: New SOP 93-6 ESOP Shares	(2)	10,540	12,400	14,260	16,399
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		1,354,390	1,593,400	1,832,410	2,107,272
EPS		$ 0.41	$ 0.35	$ 0.31	$ 0.27
BV/Share		$ 18.46	$ 17.03	$ 15.97	$ 15.05
Voting Dilution		10.70%	10.81%	10.82%	10.80%

Enfield Federal S&L
Pro Forma Analysis Sheet - Twelve Months Ended
December 31, 2001
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	21.74						
Price-Core Earnings Ratio P/E	Mid	25.00	18.01	17.58	16.26	15.50	15.88	13.98
	Max	28.57						
	Smax	32.26						
	Min	51.79%						
Price-to-Book Ratio P/B	Mid	56.40%	89.11%	91.67%	153.87%	148.31%	123.17%	109.41%
	Max	60.35%						
	Smax	64.31%						
	Min	51.79%						
Price-to-Tangible Book Ratio P/TB	Mid	56.40%	89.90%	91.92%	182.52%	159.27%	132.02%	114.54%
	Max	60.35%						
	Smax	64.31%						
	Min	9.20%						
Price-to-Assets Ratio P/A	Mid	10.68%	11.32%	11.23%	15.97%	13.56%	11.69%	10.95%
	Max	12.11%						
	Smax	13.70%						

Valuation Parameters

Prior Twelve Mos. Earning Base	Y			
Period Ended December 31, 2001		$	527	(1)
Pre-Conversion Book Value	B			
As of December 31, 2001		$	14,310	
Pre-Conversion Assets	A			
As of December 31, 2001		$	132,010	
Return on Money	R		1.39%	(2)
Conversion Expenses		$	462	
	X		2.98%	(3)
Proceeds Not Invested		$	1,860	(4)
Estimated ESOP Borrowings		$	1,240	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	124	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		10	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	620	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	124	
Foundation Amount		$	-	(7)
Foundation Amount	F		0.00%	0.00%
Foundation Opportunity Cost		$	-	
Tax Benefit	Z	$	-	(8)
Tax Rate	TAX		38.95%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	15,500	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended December 31, 2001.
(2) Net Return assumes a reinvestment rate of 2.28 percent (the 1 year Treasury at December 31, 2001), and a tax rate of 39%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 10 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)} = \$15{,}500{,}000$

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)} = \$15{,}500{,}000$

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)} = \$15{,}500{,}000$

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	1,550,000	$ 10	$ 15,500,000
Range:			
- Minimum	1,317,500	$ 10	13,175,000
- Maximum	1,782,500	10	17,825,000
- Super Maximum	2,049,875	10	20,498,750

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	1,317,500	1,550,000	1,782,500	2,049,875
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 13,175,000	$ 15,500,000	$ 17,825,000	$ 20,498,750
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	1,317,500	1,550,000	1,782,500	2,049,875
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 13,175,000	$ 15,500,000	$ 17,825,000	$ 20,498,750
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of December 31, 2001
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		1,317,500	1,550,000	1,782,500	2,049,875
Conversion Shares Offered		1,317,500	1,550,000	1,782,500	2,049,875
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 13,175	$ 15,500	$ 17,825	$ 20,499
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		13,175	15,500	17,825	20,499
Gross Proceeds		13,175	15,500	17,825	20,499
Less: Est. Conversion Expenses		462	462	462	462
Cash issued to foundation		-	-	-	-
Net Proceeds		$ 12,713	$ 15,038	$ 17,363	$ 20,037
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 12,713	$ 15,038	$ 17,363	$ 20,037
Less: ESOP Adjustment	(3)	1,054	1,240	1,426	1,640
Less: MRP Adjustment	(3)	527	620	713	820
Net Proceeds Reinvested		$ 11,132	$ 13,178	$ 15,224	$ 17,577
Estimated Incremental Rate of Return		1.39%	1.39%	1.39%	1.39%
Estimated Incremental Return		$ 155	$ 183	$ 212	$ 244
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	64	76	87	100
Less: MRP Adjustment	(7)	64	76	87	100
Pro-forma Net Income		27	31	38	44
Earnings Before Conversion		527	527	527	527
Earnings Excluding Adjustment		554	558	565	571
Earnings Adjustment	(6)	-	-	-	-
Earnings After Conversion		$ 554	$ 558	$ 565	$ 571

Pro Forma Effect of Conversion Proceeds
As of December 31, 2001
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro-forma Net Worth					
Net Worth at December 31, 2001		$ 14,310	$ 14,310	$ 14,310	$ 14,310
Net Conversion Proceeds		12,713	15,038	17,363	20,037
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(1,054)	(1,240)	(1,426)	(1,640)
Less: MRP Adjustment	(2)	(527)	(620)	(713)	(820)
Pro-forma Net Worth		$ 25,442	$ 27,488	$ 29,534	$ 31,887
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$ 25,442	$ 27,488	$ 29,534	$ 31,887
Less: Intangible	(5)	-	-	-	-
Pro-forma Tangible Net Worth		$ 25,442	$ 27,488	$ 29,534	$ 31,887
Pro-forma Assets					
Total Assets at December 31, 2001		$ 132,010	$ 132,010	$ 132,010	$ 132,010
Net Conversion Proceeds		12,713	15,038	17,363	20,037
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(1,054)	(1,240)	(1,426)	(1,640)
Less: MRP Adjustment	(2)	(527)	(620)	(713)	(820)
Pro-forma Assets Excluding Adjustment		143,142	145,188	147,234	149,587
Plus: Adjustment	(6)	-	-	-	-
Pro-forma Total Assets		$ 143,142	$ 145,188	$ 147,234	$ 149,587
Stockholder's Equity Per Share					
Net Worth at December 31, 2001		$ 10.86	$ 9.23	$ 8.03	$ 6.98
Estimated Net Proceeds		9.65	9.70	9.74	9.77
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro-forma Net Worth Per Share		19.31	17.73	16.57	15.55
Less: Intangible		-	-	-	-
Pro-forma Tangible Net Worth Per Share		$ 19.31	$ 17.73	$ 16.57	$ 15.55

Pro Forma Effect of Conversion Proceeds
As of December 31, 2001
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share					
Historical Earnings Per Share	(8)	$ 0.43	$ 0.37	$ 0.32	$ 0.28
Incremental return Per Share	(8)	0.13	0.13	0.13	0.13
ESOP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
MRP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share		-	-	-	-
Pro Forma Earnings Per Share	(8)	$ 0.46	$ 0.40	$ 0.35	$ 0.31
Shares Utilized					
Shares Utilized		1,224	1,438	1,654	1,902
Pro-forma Ratios					
Price/EPS without Adjustment		21.74	25.00	28.57	32.26
Price/EPS with Adjustment		21.74	25.00	28.57	32.26
Price/Book Value per Share		51.79%	56.40%	60.35%	64.31%
Price/Tangible Book Value		51.79%	56.40%	60.35%	64.31%
Market Value/Assets		9.20%	10.68%	12.11%	13.70%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 10 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 10 and 5 years respectively, and tax impacted at 39%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.

Expense Calculations					
Total Shares Offered		1,318	1,550	1,783	2,050
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 13,175	$ 15,500	$ 17,825	$ 20,499
Estimated Insider Purchases		-	-	-	-
ESOP Purchases		(1,054)	(1,240)	(1,426)	(1,640)
Proceeds to Base Fee On		$ 12,121	$ 14,260	$ 16,399	$ 18,859
Underwriters Percentage		0.00%	0.00%	0.00%	0.00%
Underwriters Fee		$ -	$ -	$ -	$ -
Advisory Fee		-	-	-	-
Total Underwriters Fee		-	-	-	-
All Other Expenses		462	462	462	462
Total Expense		$ 462	$ 462	$ 462	$ 462

Shares Calculations					
Shares Outstanding (used for BV/Sh)		1,318	1,550	1,783	2,050
Less: New ESOP Adjustment		105	124	143	164
Less: Old ESOP Adjustment	(1)	0	0	0	0
Plus: New SOP 93-6 ESOP Shares	(2)	11	12	14	16
Plus: Old SOP 93-6 ESOP Shares	(2)	0	0	0	0
Shares for all EPS Calculations		1,224	1,438	1,654	1,902
Actual number of shares for EPS		1,222,640	1,438,400	1,654,160	1,902,284
Actual foundation shares		0	0	0	0

Post Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum
Shares Issued and Exchanged	1,317,500	1,550,000	1,782,500	2,049,875
Price per Share	$ 10	$ 10	$ 10	$ 10
Shares Issued to Foundation	-	-	-	-
Total Shares	1,317,500	1,550,000	1,782,500	2,049,875
Exchange Shares	-	-	-	-
Conversion Shares	1,317,500	1,550,000	1,782,500	2,049,875
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$ 13,175,000	$ 15,500,000	$ 17,825,000	$ 20,498,750
Exchange Value	$ -	$ -	$ -	$ -

MRP Dilution					
Shares Outstanding		1,317,500	1,550,000	1,782,500	2,049,875
Less: New ESOP Adjustment		105,400	124,000	142,600	163,990
Less: Old ESOP Adjustment		0	0	0	0
Plus: New MRP issued	(1)	52,700	62,000	71,300	81,995
Plus: New SOP 93-6 ESOP Shares	(2)	10,540	12,400	14,260	16,399
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		1,275,340	1,500,400	1,725,460	1,984,279
EPS		$ 0.44	$ 0.38	$ 0.33	$ 0.29
BV/Share		$ 18.57	$ 17.05	$ 15.93	$ 14.96
Voting Dilution		4.24%	4.34%	4.35%	4.33%

Option Dilution					
Shares Outstanding		1,317,500	1,550,000	1,782,500	2,049,875
Less: New ESOP Adjustment		105,400	124,000	142,600	163,990
Less: Old ESOP Adjustment		0	0	0	0
Plus: Options	(1)	131,750	155,000	178,250	204,988
Plus: New SOP 93-6 ESOP Shares	(2)	10,540	12,400	14,260	16,399
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		1,354,390	1,593,400	1,832,410	2,107,272
EPS		$ 0.41	$ 0.35	$ 0.31	$ 0.27
BV/Share		$ 18.46	$ 17.03	$ 15.97	$ 15.05
Voting Dilution		10.70%	10.81%	10.82%	10.80%

Enfield Federal S&L
Pro Forma Analysis Sheet - Twelve Months Ended
December 31, 2001
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$13,175,000	23.81						
Price-Core Earnings Ratio P/E	$15,500,000	27.78	20.37	20.45	35.36	35.36	31.36	27.54
	$17,825,000	31.25						
	$20,498,750	35.71						
	$13,175,000	69.30%						
Price-to-Book Ratio P/B	$15,500,000	77.76%	119.42%	115.73%	162.83%	162.83%	172.78%	163.66%
	$17,825,000	85.47%						
	$20,498,750	93.55%						
	$13,175,000	69.30%						
Price-to-Tangible Book Ratio P/TB	$15,500,000	77.76%	123.54%	120.06%	185.81%	185.81%	184.75%	175.73%
	$17,825,000	85.47%						
	$20,498,750	93.55%						
	$13,175,000	9.64%						
Price-to-Assets Ratio P/A	$15,500,000	11.26%	13.87%	11.13%	12.80%	12.80%	21.92%	19.98%
	$17,825,000	12.87%						
	$20,498,750	14.68%						

Valuation Parameters

Twelve Months Ended	Y			
Period Ended December 31, 2001		$	**527**	(1)
Pre-Conversion Book Value	B			
As of December 31, 2001		$	**14,310**	
Pre-Conversion Assets	A			
As of December 31, 2001		$	**132,010**	
Return on Money	R		**1.39%**	(2)
Conversion Expenses		$	462	
	X		6.62%	(3)
Proceeds Not Invested		$	837	(4)
Estimated ESOP Borrowings			**$558**	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings			$56	(5)
Cost of ESOP Borrowings	S		**0.00%**	(5)
Amort of ESOP Borrowings	T		**10**	Years
Amort of MRP Amount	N		**5**	Years
Estimated MRP Amount		$	**279**	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	56	
Foundation Amount		$	-	
Foundation Amount	F		**0.00%**	
Tax Rate	TAX		**38.95%**	
Percentage Sold	PCT		**45.00%**	
Tax Benefit	Z		$0	
Earnings Multiple			12	

(1) Net income for the twelve months ended December 31, 2001.
(2) Net Return assumes a reinvestment rate of 2.28 percent (the 1 year Treasury at December 31, 2001), and a tax rate of 39%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP
(5) Assumes ESOP is amortized straight line over 10 years at a cost of 0.00%.
(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $6,975,000

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $6,975,000

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $6,975,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $13,175,000 at 45%	**592,875**	**$10**	$5,928,750
Appraised Value - $15,500,000 at 45%	**697,500**	**$10**	$6,975,000
Appraised Value - $17,825,000 at 45%	**802,125**	**$10**	$8,021,250
Appraised Value - $20,498,750 at 45%	**922,444**	**$10**	$9,224,440

Pro Forma Effect of Conversion Proceeds
As of December 31, 2001

		$ 13,175,000 Independent Valuation	$ 15,500,000 Independent Valuation	$ 17,825,000 Independent Valuation	$ 20,498,750 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		45%	45%	45%	45%
Minority Shares		592,875	697,500	802,125	922,444
Conversion Proceeds		1,318	1,550	1,783	2,050
Shares Offered		593	698	802	922
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$5,929	$6,975	$8,021	$9,224
Plus: Value issued to Foundation	(9)	$0	$0	$0	$0
Pro Forma Market Capitalization		$5,929	$6,975	$8,021	$9,224
Gross Proceeds		$5,929	$6,975	$8,021	$9,224
Less: Est. Conversion Expenses		$462	$462	$462	$462
Less: Capital to MHC		$50	$50	$50	$50
Less: Cash to Foundation		$0	$0	$0	$0
Net Proceeds		$5,417	$6,463	$7,509	$8,712
Estimated Income from Proceeds					
Net Conversion Proceeds		$5,417	$6,463	$7,509	$8,712
Less: ESOP Adjustment	(3)	$474	$558	$642	$738
Less: MRP Adjustment	(3)	$237	$279	$321	$369
Net Proceeds Reinvested		$4,706	$5,626	$6,546	$7,605
Estimated Incremental Rate of Return		1.39%	1.39%	1.39%	1.39%
Estimated Incremental Return		$66	$78	$91	$106
Less: Interest Cost of ESOP	(4)	$0	$0	$0	$0
Less: Amortization of ESOP	(7)	$29	$34	$39	$45
Less: Amortization of MRP	(8)	$29	$34	$39	$45
Pro-forma Net Income		$8	$10	$13	$16
Earnings Before Conversion		$ 527	$ 527	$ 527	$ 527
Earnings Excluding Adjustment		$535	$537	$540	$543
Earnings Adjustment	(6)	$0	$0	$0	$0
Earnings After Conversion		$535	$537	$540	$543

Pro Forma Effect of Conversion Proceeds
As of December 31, 2001

		$ 13,175,000 Independent Valuation	$ 15,500,000 Independent Valuation	$ 17,825,000 Independent Valuation	$ 20,498,750 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Net Worth					
Net Worth at December 31, 2001		$ 14,310	$ 14,310	$ 14,310	$ 14,310
Net Conversion Proceeds		$5,417	$6,463	$7,509	$8,712
Plus: Value issued to the Foundation		$0	$0	$0	$0
Less: After Tax cost of Foundation		$0	$0	$0	$0
Less: ESOP Adjustment	(1)	(474)	(558)	(642)	(738)
Less: MRP Adjustment	(2)	(237)	(279)	(321)	(369)
Pro-forma Net Worth		$19,016	$19,936	$20,856	$21,915
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$19,016	$19,936	$20,856	$21,915
Less: Intangible	(5)	$0	$0	$0	$0
Pro-forma Tangible Net Worth		$19,016	$19,936	$20,856	$21,915
Pro-forma Assets					
Total Assets at December 31, 2001		$ 132,010	$ 132,010	$ 132,010	$ 132,010
Net Conversion Proceeds		$5,417	$6,463	$7,509	$8,712
Plus: Value issued to the Foundation		$0	$0	$0	$0
Less: After Tax cost of Foundation		$0	$0	$0	$0
Less: ESOP Adjustment	(1)	(474)	(558)	(642)	(738)
Less: MRP Adjustment	(2)	(237)	(279)	(321)	(369)
Pro-forma Assets Excluding Adjustment		136,716	137,636	138,556	139,615
Plus: Adjustment	(6)	0	0	0	0
Pro-forma Total Assets		$136,716	$137,636	$138,556	$139,615
Per Share Data		2.81%	2.69%	2.59%	2.48%
Net Worth at December 31, 2001		$10.86	$9.23	$8.03	$6.98
Estimated Net Proceeds		$4.11	$4.17	$4.21	$4.25
Plus: Value issued to the Foundation		$0.00	$0.00	$0.00	$0.00
Less: After Tax cost of Foundation		$0.00	$0.00	$0.00	$0.00
Less: ESOP Stock		($0.36)	($0.36)	($0.36)	($0.36)
Less: MRP Stock		($0.18)	($0.18)	($0.18)	($0.18)
Pro-forma Net Worth Per Share		$14.43	$12.86	$11.70	$10.69
Less: Intangible		$0.00	$0.00	$0.00	$0.00
Pro-forma Tangible Net Worth Per Share		$14.43	$12.86	$11.70	$10.69

Pro Forma Effect of Conversion Proceeds
As of December 31, 2001

		$ 13,175,000 Independent Valuation	$ 15,500,000 Independent Valuation	$ 17,825,000 Independent Valuation	$ 20,498,750 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Historical Earnings Per Share	(8)	$0.41	$0.35	$0.31	$0.27
Incremental return Per Share	(8)	$0.05	$0.05	$0.05	$0.05
ESOP Adjustment Per Share	(8)	($0.02)	($0.02)	($0.02)	($0.02)
MRP Adjustment Per Share	(8)	($0.02)	($0.02)	($0.02)	($0.02)
Normalizing Adjustment Per Share		$0.00	$0.00	$0.00	$0.00
Pro Forma Earnings Per Share	(8)	$0.42	$0.36	$0.32	$0.28
Shares Utilized for EPS	(8)	1,276	1,500	1,725	1,983
Shares Utilized for Stockholders Equity	(9)	1,318	1,550	1,783	2,050
Pro-forma Ratios					
Price/EPS without Adjustment		23.81	27.78	31.25	35.71
Price/EPS with Adjustment		23.81	27.78	31.25	35.71
Price/Book Value per Share		69.30%	77.76%	85.47%	93.55%
Price/Tangible Book Value		69.30%	77.76%	85.47%	93.55%
Market Value/Assets		9.64%	11.26%	12.87%	14.68%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 10 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 10 and 5 years respectively, and tax impacted at 39%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.

Shares Offered	593	698	802	922
Price Per Share	10	10	10	10
Gross Proceeds	5,929	6,975	8,021	9,224
Estimated Insider Purchases	**0**	**0**	**0**	**0**
ESOP Purchases	-474	-558	-642	-738
Proceeds to Base Fee On	5,455	6,417	7,379	8,486
Underwriters Percentage	**0.00%**	**0.00%**	**0.00%**	**0.00%**
Underwriters Fee	0	0	0	0
Advisory Fee	**0**	**0**	**0**	**0**
Total Underwriters Fee	0	0	0	0
All Other Expenses	**462**	**462**	**462**	**462**
Total Expense	462	462	462	462
Full Shares	1,318	1,550	1,783	2,050
Shares Outstanding	593	698	802	922
Less: ESOP Adjustment	47	56	64	74
Plus: SOP 93-6 ESOP Shares	5	6	6	7
Shares for all EPS Calculations	1,276	1,500	1,725	1,983

Post Foundation

	Appraised Value			
	$13,175,000	$15,500,000	$17,825,000	$20,498,750
Conclusion	45%	45%	45%	45%
Shares Issued and Exchanged	13,175	15,500	17,825	20,499
Price per Share	$10	$10	$10	$10
Shares Issued to Foundation	-	-	-	-
Total Shares	13,175	15,500	17,825	20,499
Exchange Shares 1	-	-	-	-
Conversion Shares	13,175	15,500	17,825	20,499
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$131,750	$155,000	$178,250	$204,988
Exchange Value	$0	$0	$0	$0

MRP Dilution					
Shares Outstanding		1,317,500	1,550,000	1,782,500	2,049,875
Less: New ESOP Adjustment		47,430	55,800	64,170	73,796
Plus: New MRP issued	(1)	23,715	27,900	32,085	36,898
Plus: New SOP 93-6 ESOP Shares	(2)	4,743	5,580	6,417	7,380
Shares for all EPS Calculations		1,298,528	1,527,680	1,756,832	2,020,357
EPS		$ 0.41	$ 0.35	$ 0.31	$ 0.27
BV/Share		$14.18	$12.63	$11.49	$10.50
BV Dilution		1.75%	1.75%	1.76%	1.76%
Voting Dilution		1.80%	1.80%	1.80%	1.80%
Actual number of shares for EPS calculations		1,274,813	1,499,780	1,724,747	1,983,459
Actual number of shares for Foundation		0	0	0	0

Option Dilution					
Shares Outstanding		1,317,500	1,550,000	1,782,500	2,049,875
Less: New ESOP Adjustment		47,430	55,800	64,170	73,796
Plus: Options	(1)	59,288	69,750	80,213	92,244
Plus: New SOP 93-6 ESOP Shares	(2)	4,743	5,580	6,417	7,380
Shares for all EPS Calculations		1,334,101	1,569,530	1,804,960	2,075,703
EPS		$ 0.40	$ 0.34	$ 0.30	$ 0.26
BV/Share		$14.24	$12.74	$11.63	$10.66
Voting Dilution		4.65%	4.65%	4.65%	4.65%